# annual report 2005









O·I·CORPORATION

# to our shareholders



*Our principal objective is to optimize the lc g- term return to shareholders. We believe thi: objective is best accomplished when we tak care of the needs of our customers, employe ;, suppliers, and the communities in which we operate.*

*We are positioning the Company to benefit om what we believe will be long-term growth tr ıds, which includes meeting the needs of analyst technicians, chemists, and scientists who he ensure that we have safe water to drink an clean air to breathe.*

*For 35 years, the Company has been design g, manufacturing, and marketing analytical instruments for determining water quality, and for more than ten years, we have provi d capabilities to monitor air for toxic compou ls. Therefore, we feel well positioned to serve t growing need to protect our natural resourc of water and air, and to protect our homela l from various chemical threats.*

## 2005 Performance Highlights

- Total Revenues increased for the third consecutive year reaching record annual revenue of almost $30 million.
- Net Income was up 41% to $2.5 million - a record high even though we increased spending on Research & Development (R&D) by 22% to $3,670,000, or 12% of revenue.
- Earnings per share, fully diluted for the year ending December 31, 2005, were up 39% to $0.85 per share, compared to $0.61 per share for 2004, and $0.58 per share for 2003.
- Our stock price on December 31, 2005, was $12.40, up 25% compared to 2004, and a 41.7% increase compared to the closing price in 2003.

## Results of Operation

We are pleased to report to shareholders the results of 2005, a year in which we achieved record highs in Total Revenue and Net Income.

Revenues increased approximately 5% for the fiscal year ending December 31, 2005, which follows an increase in revenue of 13% in 2004, and 6% in 2003. Revenue growth was driven by higher sales of the MINICAMS® air-monitoring system, gas chromatography (GC) components and systems, Total Organic Carbon (TOC) analyzers, and Automated Chemistry Analyzers (ACA).

Net Income improved in 2005 because of increased revenue, product mix, and comparison to a prior period that included acquisition-related expenses. Together, these factors allowed us to increase operating income, while at the same time increasing our spending on R&D by 22% to $3.7 million, or 12% of sales.



## Balance Sheet

Our working capital increased 16% to $18,508,000 for the year ending 2005, compared to $15,989,000 for the prior year. As of December 31, 2005, we had no debt and had cash and investments of approximately $11,567,000. The Company's balance sheet, including its cash position, profitability, and cash flow, are important competitive assets that permit us to fund internal growth opportunities and pursue strategic acquisitions.

# markets & products


Aurora
Eclipse

## MINICAMS®

The detection and monitoring of toxic airborne compounds, including chemical-warfare agents ( WA), for worker safety and general population protec n is a growing concern as we take steps to improve ho eland security.

Our MINICAMS® product is a preferred solutio or the following applications:

- Monitoring of stockpiled CWA munitions at rage depots to ensure safe containment
- Monitoring for CWA releases inside demilita ation plants where CWA munitions are destroyed
- Monitoring for CWA releases from environm ntal remediation operations of non-stockpiled CV
- Perimeter monitoring for various CWA demilitarization operations to protect the pul c
- Detection of CWA in the testing of various protective materials

The MINICAMS® can be configured to perform continuous, near-real-time air monitoring of CW using our proprietary components including preconce ation inlet systems, multipoint sampling devices, selec ve detectors, and CHROM-NET® or CHROM-LINK or data handling.

In 2005, our Continuous Sampling System (CSS) oduct, coupled with the MINICAMS®, passed independ t testing to continuously monitor air for selected ( VA at new lower concentration levels promulgated by e Centers for Disease Control and Prevention. The ew requirements significantly lower airborne expos e limits to protect the health and safety of worker and the general population during the disposal and transportation of these toxic chemicals.

***Water is becoming an Increasingly Scarce Resource***
As clean water becomes less abundant, some ex rts suggest that clean water may become as importa a commodity in the 21st century as oil was in th 20th century. We provide products that may be ed to test, measure, and monitor the quality of drin ng water, wastewater, and water used in semicondu or manufacturing, pharmaceutical/biotech manufac ring, and power and steam generation.

## Total Organic Carbon (TOC) Analyzer

Measuring the total organic carbon in water is an effective means of identifying organic contaminates in water. In 2005, we introduced a new generation of total organic carbon (TOC) analyzers - the Aurora 1030 Series, the most complete TOC analyzer system available in a single platform. The Aurora line of TOC analyzers includes two new automation accessories to provide users the choice of a unique stackable autosampler to minimize bench space and a stand-alone bench top autosampler for easy access to samples.

## Automated Chemistry Analyzer (ACA)

We extended our automated chemistry analyzer (ACA) product line by introducing a discrete analyzer product, the DA 3500. This product allows customers to program multiple methods for use on selected samples and is designed for rapid robotic movement. With this addition, customers can now choose between the discrete product and our continuous flow product, the Flow IV. Both products offer customers unattended high throughput processing to analyze a wide variety of inorganic compounds occurring in water.

## Purge & Trap Sample Concentrator

Testing water for the presence of volatile organic compounds (VOCs) is one of the most important tests to identify cancer-causing compounds known as carcinogens. Methods published by the US Environmental Protection Agency (USEPA) require a purge and trap (P&T) sample concentrator for conducting such analyses. Our Eclipse Purge and Trap Sample Concentrator, introduced in mid-2003, continued penetration of the market in 2005 as customers continued to respond favorably to its ease of use, productivity, and analytical performance. The USEPA is considered a world leader in setting standards for the analysis of VOCs. Accordingly, USEPA standards and methods are used as a model by a number of large countries, including China, in establishing water quality standards. In 2005, we introduced Chinese language software to provide instrument control and reporting on our Eclipse product.



# research & developme t









We announced our commitment in 2003 to incr se spending on R&D for potential new products. I 2005, R&D spending increased by 22%, or 12% of rev ues, to $3,670,000, compared to the prior year. We exp t R&D expenses to fluctuate quarterly, but in total, the will likely increase in 2006. Such increased expense nay result in quarterly or annual operating losses in ie coming two-year period. We believe cash on ha and operating income will allow us to maintain our commitment to this R&D plan.

## Mass Spectrometry Research and Developm t

Mass spectrometry (MS) is perhaps the most im ortant technology in the field of chemical analysis. En ing this field is challenging because most major analytic instrument suppliers serve the market and each vigorously defends its position. Because the rev rds can be significant for participants, we believe the C npany should enter this field.

Our strategy to enter the field is to research an develop a new enabling MS technology that can expand ie use o mass spectrometry for chemical analysis. Our p duct vision is to develop and introduce a mass spect metry product that can be used to detect, measure, an monitor chemicals for industrial, environmental, labora y, or governmental applications where speed, portab ty, reliability, and ease of use are especially impor it. We believe our strategy allows us to leverage our k w-how in air monitoring to serve a market segment no urrentl served by larger companies.

The technology we are developing includes a m iaturize magnetic-sector mass spectrometer with a char -couplec device (CCD) that is specially designed to colle and convert ions into electrical signals. With the an ipated efficiency and speed of the ion CCD, we plan t design a MS product that will offer increased performar , lower cost of ownership, and lower power consumpti , all in a small compact product package. The ion CCD t hnology under development is protected by a portfolio licensed and owned patents and a number of patent app cations, all of which are controlled by the Company.

Our initial plan anticipated the purchase of the IS engine containing the ion CCD, but the supplie did not deliver as planned, and we decided to acquire hts to the technology. After completing the acquisitio in the first half of 2005, it was demonstrated that the ecially designed ion CCD was capable of detecting ions. Even so, we still face a number of challenges, the most significant of which (as of this report) being the achievement of the required sensitivity so that the technology will perform as an MS detector. To find a solution, we are working with experts in disciplines relating to this new technology.

As we progress along the path toward achieving our product vision, we will continually evaluate and adjust our strategy to balance what we perceive as the risk versus reward associated with continued spending on developing the ion CCD and the likelihood of success. We believe that the upside potential, for the ion CCD technology working successfully as an MS detector, is significant and warrants the commitment level we are now devoting to the technology and this project.

## International Markets

Protecting the air and water in our environment is a global concern. Rapid growth in major countries, including China and India, is now causing them to address basic infrastructure concerns including water and air quality. We continually work to develop more effective international distribution channels with focus on countries representing the largest worldwide economies and emerging markets. International sales for 2005 increased to $8,531,268, or 29% of revenues, as compared to $8,405,000, or 30% of revenues for 2004.

To position us for continued growth in China, we established OI Analytical Shanghai, a Chinese legal entity. From this location, we provide local sales and technical support to our representatives, distributors, and end users of our products. We have launched an all-Chinese language website based in China, an initiative that increased the availability of product information in the language of local buyers.

## Intellectual Property

We have a growing portfolio of intellectual property, which includes technology in the fields of GC, TOC, and MS. As of year-end 2005, we own or have rights under license to 43 issued patents and 27 pending patent applications, compared to 29 patents in the prior year.



# looking ahead for 2006 and beyond



Our vision is for O.I. Corporation to be a compa r that provides strong, long-term growth in shareh der value, where employees feel they are part of a successful team that pursues well-defined, achie ble goals, and a company that customers consider a premier supplier.

Our strategy is to grow by synergistic acquisitio of both businesses and products to serve the water nd air testing markets and the homeland security m ket. We will continue to invest in growing through i rnal development of new products and expansion of obal distribution. We will focus on achieving a leade hip position in the products we provide to test, mea re, and monitor water and air.

We compete in mature markets that have under ne significant changes over the years. While overall growth rates in these markets are likely to be m est, numerous opportunities for more robust growth xist within these markets, and we will aggressively p rsue these opportunities by developing and acquiring products to serve needs within these markets. A we look toward 2006, we are optimistic but rem n cautious as demand for capital equipment fluctu es and as government policies change that affect fu ding and enforcement of environmental laws. We bel ve our financial position will allow us to maintain lear focus on our strategic goals through selectively increasing product development, sales, and marl ting expenditures to capitalize on value-creating opportunities.

## Acknowledgements

I salute the hard-working and dedicated employ s of O.I. Corporation, for without their initiative, sup ort, and cooperation our successes in 2005 would nc have been possible. My thanks go to each member of e Board of Directors of the Company who has giv tirelessly of his time and talent to improve both e governance and performance of the Company. V are optimistic about our plans for 2006 and beyond, nd we are eager to execute them for the benefit of r shareholders.

William W. Botts
President and Chief Executive Officer

O·I·CORPORATION

FORM 10-K

Publication 25650306

## FORM 10-K

## TABLE OF CONTENTS

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

# FORM 10-K

[√] Annual report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2005

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
**Commission file number:** 0-6511

## O. I. CORPORATION

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Oklahoma** | **73-0728053** |
| (State of Incorporation) | (IRS Employer Identification No.) |
| **151 Graham Road, Box 9010, College Station, Texas** | **77842-9010** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's Telephone Number, including area code: (979) 690-1711
Securities Registered Pursuant to Section 12(b) of the Act: NONE
Securities Registered Pursuant to Section 12(g) of the Act:

**Title of class**
Common Stock, par value $0.10 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [√]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [√]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [√] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [√]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [√]

The aggregate market value, as of June 30, 2005, of the common stock (based on the average of bid and asked prices of these shares on NASDAQ) of O. I. Corporation held by non-affiliates was approximately $29,675,650.

The number of shares outstanding of the common stock as of March 13, 2006 was 2,866,220.

**DOCUMENTS INCORPORATED BY REFERENCE:** Proxy Statement for the 2006 Annual Meeting of Shareholders. Part III information is incorporated by reference from the Proxy Statement.

# PART I

## Item 1. Business

### General

O. I. Corporation (referred to as "the Company," "we," "our" or "us") was organized in 1963, in accordance with the Business Corporation Act of the State of Oklahoma, as Clinical Development Corporation, a builder of medical and research laboratories. In 1969, the Company moved from Oklahoma City, Oklahoma to College Station, Texas, and the Company's name was changed to Oceanography International Corporation. The Company's name was changed to O.I. Corporation in July 1980; and in January 1989, the Company began doing business as OI Analytical to better align the company name with the products offered and markets served.

O. I. Corporation provides innovative products for chemical analysis. The Company's products perform detection, analysis, measurement, and monitoring applications in food, beverage, pharmaceutical, semiconductor, power generation, chemical, petrochemical, and chemical treatment and security industries. Headquartered in College Station, Texas, the Company's products are sold worldwide by a direct sales force, independent sales representatives, and distributors. The Company's principal business strategy is to direct its product development capabilities, manufacturing processes, and marketing skills toward market niches that it believes it can successfully penetrate and then assume a leading position in such markets. Management continually emphasizes product innovation, improvement in quality and product performance, on-time delivery, cost reductions, and other value-added activities. The Company seeks growth opportunities through technological and product improvement, the development of new applications for existing products, and by acquiring and developing new products for new markets, and new competencies.

The Company's web site is located at *www.oico.com*. The Company makes available, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is filed with the Securities and Exchange Commission ("SEC"). These filings are also available through the SEC's website at *www.sec.gov*.

### Products

***Gas Chromatography Instruments and Systems*** The Company designs, manufactures, markets, and services components for gas chromatographs (GCs), including detectors and sample introduction instruments. Gas chromatography is an analytical technique that separates organic compounds based on their unique physical and chemical properties. The use of gas chromatography in a number of diverse applications has led to the continuous development of a broad range of sample introduction and detector devices. Advances in the field are based on technology improvements that provide improved techniques for sample introduction, faster analysis, lower levels of detection, ease-of-use, and increased reliability. GC instruments currently manufactured by the Company include the following:

> Electrolytic Conductivity Detector (ELCD); Photoionization Detector (PID); Flame-Ionization Detector (FID); Tandem PID/ELCD; Tandem PID/FID; Halogen Specific Detector (XSD)™; Flame Photometric Detector (FPD); Pulsed Flame Photometric Detector (PFPD); Injectors and Inlets; Eclipse Purge-and-Trap Sample Concentrator (P&T); P&T Autosamplers; Preconcentration and Thermo Desorption Device; Air Tube Concentrators; Volatile Organic Sample Train (VOST); and Multi-Point Sampling Inlet Module.

The Company purchases analytical instruments including GCs and GC mass spectrometers (GC/MS) manufactured by GC companies, including purchases of such products under an OEM agreement with Agilent Technologies, Inc. The Company integrates GC components with GCs and GC/MS to configure customized GC analyzer systems including: VOC (volatile organic carbon) analyzers, BTEX (Benzene, Toluene, Ethylbenzene, and Xylenes) analyzers, pesticide analyzers, fluorinated by-products (FBA) analyzers, continuous emissions monitoring (CEM), continuous air monitoring analyzers for air toxins and VOCs, permeation testing analyzers, and ethyleneoxide analyzers.

The Company configures GC systems in standard and custom configurations to meet customer's needs in the laboratory, in the field, and on-line. Configured systems can analyze chemical compounds in gas, liquid, or solid matrices using the appropriate components. One such configured continuous air monitoring analyzer is the MINICAMS. The MINICAMS product, which is used to monitor toxic airborne chemical compounds for the presence of chemical warfare agents such as Mustard (HD), Sarin (GB), Soman (GD), Tabun (GA), and Lewisite (L). The Company offers an automated Continuous Sampling System that may be coupled with the MINICAMS to address new air monitoring levels as promulgated by the Centers for Disease Control and Prevention. The new requirements significantly lower airborne exposure limits to protect the health and safety of workers and the general population during the disposal and transport of these agents.

***Total Organic Carbon Analyzer Systems*** The Company designs, manufactures, markets, and services Total Organic Carbon (TOC) analyzers and related accessories that are used to measure organic and inorganic carbon levels in ultrapure water, drinking water, groundwater, wastewater, soils, and solids. The Company's TOC analyzers are used to comply with methods and testing required by the U.S. Environmental Protection Agency, compliance with US Pharmacopoeia testing standards for ultrapure water used in manufacturing pharmaceuticals, and pure water used in semiconductor manufacturing; power generation; and oceanographic research. Customers often select TOC products based on the method of oxidation of a sample. The Company as well as other suppliers produce products that oxidize samples by High Temperature Persulfate and Combustion, which are the two most widely, recognized methods. The Company also provides a TOC Solids Analyzer, which is designed to analyze samples with very high particulates and solids.

***Automated Chemistry Analyzers*** The Company designs, manufactures, markets, and services Segmented Flow Analyzers (SFA), Flow Injection Analyzers (FIA), and field portable instruments such as the Flow Solution® IV, Flow Solution 3100, and Model 3500 Discrete Analyzer. These instruments perform a wide range of ion analyses, including the measurement of nitrate, nitrite, phosphate, ammonia, chloride, alkalinity, and sulfate in liquids. The Company's CN Analyzer can perform total cyanide analysis in a number of industrial applications including cyanide testing in gold and silver mining, electroplating, metal finishing, and semiconductor operations. The SFA, FIA, and CN Analyzer products may be equipped with autosamplers to enhance productivity.

***Sample Preparation Products and Systems*** The Company designs, manufactures, markets, and services sample preparation instrumentation used to prepare sample matrices for analysis. The most time-consuming part of chemical analysis is sample preparation. Procedures, techniques, and instruments that can reduce total sample preparation time are highly desirable for analysis of chemical compounds. The Company's sample preparation products and systems include Microwave Digestion Systems and Gel Permeation Chromatography (GPC) Systems.

***Filtometers*** The Company designs, manufactures, markets, and services non-dispersive infrared instruments (NDIR) that are sometimes called filtometers. The filtometer uses a light source and an interference filter to send light of a specific wavelength through a sample. The sample's absorbance of the light, as measured by a suitable detector, is a direct measure of the sample's concentration. This makes the filtometer well suited to making repeated measurements on individual samples or continuously on a process stream or air. The Company provides two products employing filtometer technology including:

> **Refrigerant Monitors**, which are used by the chiller/refrigerant industry to continuously monitor and detect low-level refrigerant leaks and for monitoring carbon monoxide gas in parking garage applications. These instruments can monitor for all refrigerants including CFCs (chlorofluorocarbons), HFCs (hydrofluorocarbons), HCFCs (hydrochloro-fluorocarbons), and ammonia and meet ASHRAE (American Society of Heating, Refrigerating, and Air-conditioning Engineers) 15-2001 Safety Code Requirements.
>
> **Beverage Analyzers**, which are used in the manufacturing process and in the laboratory to measure dissolved Brix (sugar), diet syrup, and carbon dioxide in beverages. This equipment is currently used in soft-drink bottling plants, breweries, and wineries.

**Sales by Location**

All of the Company's assets are located in the United States with the exception of some equipment provided on certain occasions for temporary demonstration in customer locations and for exhibits. All sales are conducted in U.S. dollars. Estimated net revenues attributable to the United States, export revenues as a group, and the number of countries in which export revenues were generated, are as follows:

| *$ in thousands* | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Net Revenues: | | | | | |
| United States | $ 21,322 | $ 20,075 | $ 18,442 | $ 17,699 | $ 21,231 |
| Export | 8,531 | 8,405 | 6,764 | 5,984 | 4,638 |
| Total | $ 29,853 | $ 28,480 | $ 25,206 | $ 23,683 | $ 25,869 |
| % Net Revenues: | | | | | |
| United States | 71% | 70% | 73% | 75% | 82% |
| Export | 29% | 30% | 27% | 25% | 18% |
| Total | 100% | 100% | 100% | 100% | 100% |
| Number of countries-export | 60 | 64 | 62 | 70 | 58 |

Sales to the Asia-Pacific region were approximately 13% of net revenues for 2005, 16% of net revenues for 2004 and 13% of net revenues for 2003; and sales to the European-African region were approximately 12% of net revenues for 2005, 10% of net revenues for 2004 and 13% of net revenues for 2002; however, sales did not exceed 10% of revenues to any particular international geographic area for 2001.

For additional financial information, including financial information for the last three years on total assets, please see "Item 8. Financial Statements and Supplementary Data" and the notes to the consolidated financial statements included in this annual report.

**Manufacturing**

The Company manufactures products by using similar techniques and methods at two locations in the U.S. The Company's manufacturing capabilities include electro-mechanical assembly, testing, integration of components and systems, and calibration and validation of configured systems. The Company's products have been certified pursuant to safety standards by one or more of the following agencies: Underwriters Laboratories (UL), Canadian Standards Association (CSA), and/or the European Committee for Electrotechnical Standardization (CE). These agencies and others also certify that instruments meet certain manufacturing standards and that advertised specifications are accurate. The Company has obtained and maintains ISO 9001 certification for its College Station, Texas and its Birmingham, Alabama, manufacturing operations.

**Marketing**

The Company markets and sells analytical components and systems that it manufactures and that are purchased for resale, provides on-site installation and support services, and distributes expendables and accessories required to support the operation of products sold. The Company sells its products domestically to end users through a direct sales channel, manufacturers' representatives, distributors and resellers, and internationally through independent manufacturers' representatives and distributors. The Company's marketing program for its products and services, both domestically and internationally, includes advertising, direct mail, seminars, trade shows, telemarketing, and promotion on the Company's Internet web site at *www.oico.com*.

**Technical Support**

The Company employs a technical support staff that provides on-site installation, service, and after-sale support of its products with the goal of achieving a high level of customer satisfaction. The Company offers training courses, publishes technical bulletins containing product repair information, parts lists, and application support information for customers. Products sold by the Company generally include a 90-day to one-year warranty. Customers may also purchase extended warranty contracts or service contracts that provide coverage after the expiration of the initial warranty. The Company installs and services its products through its field service personnel and through third party contractors in the United States and Canada and through distributors and manufacturers' representatives internationally.

**Research and Development**

The analytical instrumentation industry is subject to rapid changes in technology. The Company's success is heavily dependent on its ability to continually improve its existing products, advance and broaden employed technologies, increase product reliability, improve product performance, improve handling of data produced from analysis, reduce the physical size of the product, reduce cycle time of analysis, and maintain or reduce product cost. Research and development costs, relating to both present and potential future products, are expensed as incurred, and such expenses were $3,670,000 in 2005. Research and development costs in 2004 were $2,998,000 plus $483,000 of acquired in-process research and development, and in 2003 were $2,698,000. The Company actively pursues development of potential new products, including custom-configured GC systems and components, instrument control and data reporting software systems, and dedicated analyzers, including TOC and ion analyzers, on-line beverage monitors, and continuous air monitoring systems.

**Patents**

The Company holds both U.S. and international patents and has both U.S. and international patent applications pending. We have a growing portfolio of Intellectual Property that includes technology in the field of Gas Chromatography, TOC, and MS. As of December 31, 2005 we own or have rights under license to 43 issued patents and 27 pending patent applications which expire between the years 2006 and 2024, compared to 29 patents in the prior year. As a matter of policy, the Company vigorously pursues and protects its proprietary technology positions and seeks patent coverage on technology developments that it regards as material and patentable. The Company also actively seeks to license technology in fields of interest from third parties, provided such licenses are available on reasonable terms. While the Company believes that all of its patents and applications have value, its future success is not dependent on any single patent or application.

**Competition**

The Company encounters aggressive competition in all aspects of its business activity. The Company competes with many firms in the design, manufacture, and sale of analytical instruments, principally on the basis of product technology and performance, product quality and reliability, sales and marketing capability, access to channels of distribution and product support, delivery, and price. Most of the Company's competitors have significantly greater resources than the Company in virtually all aspects of competition, including financial and related resources, market coverage on a global basis, breadth of product(s) in each market segment(s) served, access to human and technical resources, buying power with suppliers, and marketing strength including brand recognition, market share, bundled product sales, and resources to work in Methods and Applications development and to maintain contacts with standards setting bodies such as ASTM and USEPA and to liaison with research scientist in universities and research institutes .

**Employees**

As of December 31, 2005, the Company had 157 full-time employees. The Company employs scientists and engineers who conduct research and develop potential new products. To protect the Company's proprietary information, the Company has confidentiality agreements with its employees who come in contact with such information. None of the Company's employees are covered by a collective bargaining agreement. Management believes that relations between the Company and its employees are good.

**Executive Officers of the Registrant**

See Item 10 of Part III of this annual report on Form 10-K.

**Environmental Regulations**

The Company believes it is in compliance with federal, state, and local laws and regulations involving the protection of the environment. The Company routinely handles small amounts of materials that might be deemed hazardous. Hazardous materials are primarily introduced into the Company's products by end users rather than by the Company. The Company believes there will be no material effect upon its capital expenditures, earnings, and competitive position caused by its compliance with federal, state, or local provisions regulating the discharge of materials into the environment or relating to the protection of the environment. However, to the extent that analytical instruments designed and manufactured by the Company for environmental analysis are purchased by its customers to assist them in complying with environmental regulations, changes to these regulations could affect demand for some of the Company's products.

**Sources of Raw Materials**

The Company produces its products from raw materials, component parts, and other supplies that are generally available from a number of different sources. The Company has few long-term contracts with suppliers. For certain purchased materials, the Company has developed preferred sources on the basis of quality and service. Several purchased components are supplied by single source suppliers. There can be no assurance that these preferred or single sources will continue to make materials available in sufficient quantities, at prices, and on other terms and conditions that are adequate for the Company's needs. However, there is no indication that any of these preferred or single sources will cease to do business with the Company. The Company believes that in the event of any such cessation, adequate alternate sources would be available, although perhaps at increased costs to the Company, or that the risk of cessation is only significant to the Company's older products for which the Company plans to discontinue manufacturing and support and that have been or will be replaced by newer versions. The Company uses subcontractors to manufacture certain components of its products. Subcontractors often are small businesses that can be affected by economics and other factors that would impact their ability to be a reliable supplier. Substitute suppliers and/or components may require reconfiguration of products, which might result in significant product changes in the view of customers, ultimately resulting in the Company having discontinued such products.

**Backlog of Open Orders**

The Company's backlog of orders on December 31, 2005 was approximately $2,897,000, compared to $4,402,000 on December 31, 2004 and $3,172,000 on December 31, 2003. The Company's policy is to include in its backlog only purchase orders or production releases that have firm delivery dates in the twelve-month period following December 31, 2005. Recorded backlog may not result in sales because of purchase order changes, cancellations, or other factors. The Company anticipates that substantially all of its present backlog of orders will be shipped or completed during 2006.

**Seasonality**

The Company believes that the demand for its products is not subject to significant seasonal variations, except that historically environmental markets are slower in the first and fourth quarters of the calendar year and governmental markets are stronger in the third quarter of the calendar year.

**Customers**

The Company's customers include various military agencies of the U.S. Government, industrial businesses, semiconductor manufacturers, engineering and consulting firms, municipalities, environmental testing laboratories, beverage bottlers, and chiller-refrigerant companies. Sales to the U.S. Government accounted for approximately 16% of revenues in 2005 and 11% of revenues in 2004, and no single customer accounted for more than 10% of revenues in 2003. Federal, state, and municipal governments and public and private research institutions in the aggregate accounted for 25% of revenues in 2005, 24% of revenues in 2004, and 20% of revenues in 2003. A decrease in sales to these groups could have a material adverse impact on the Company's results of operations. Export sales accounted for 29% of revenues in 2005, compared to 30% of revenues in 2004, and 27% of revenues in 2003.

## Item 1A. Risk Factors

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 2006 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

***The Company Could Incur Substantial Costs in Protecting and Defending Its Intellectual Property, and Loss of Patent Rights Could Have a Material Adverse Effect on the Company's Business.*** The Company holds patents relating to various aspects of its products and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and technical know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe upon the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially and adversely affected. In addition, the Company relies on trade secrets and proprietary technical know-how that it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

***Our Failure to Implement and Maintain Effective Internal Controls in our Business Could Have a Material Adverse Effect on our Business, Financial Condition, Results of Operations and Stock Price.*** We believe that we currently have adequate internal controls over financial reporting but we are still exposed to potential risks resulting from new requirements that we evaluate the effectiveness of such internal controls under Section 404 of the Sarbanes-Oxley Act of 2002. As a non-accelerated filer, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include in our annual report on Form 10-K for December 31, 2007 our assessment of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors will be required to attest to whether our assessment is free of material misstatement and documented in an acceptable form and separately report on whether they believe we maintain, in all material respects, effective control over financial reporting as of December 31, 2007. We are currently documenting our internal control systems and procedures and implementing improvements in order to comply with the assessment and attestation requirements of Section 404. The evaluation and attestation processes required by Section 404 are new and neither companies nor independent auditors have significant experience in testing or complying with these requirements. Accordingly, we may encounter problems or delays in completing the review and evaluation, the implementation of improvements, the receipt of a report of our independent auditors indicating that management's assessment of the effectiveness of internal controls over financial reporting is free of material misstatement and is adequately documented, and the receipt of a separate report of our independent auditors that we maintain effective internal controls. While we currently anticipate being able to fully implement the requirements of Section 404, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or our independent auditors' audit thereof. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. The impact thereof on our future financial performance and the market price of our stock is uncertain, and we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the NASDAQ.

***Future Changes in Financial Accounting Standards or Taxation Rules May Adversely Affect our Reported Results of Operations.*** A change in accounting standards or a change in existing taxation rules can have a significant effect on our reported results. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements have occurred and may occur in the future. These new accounting pronouncements and taxation rules may adversely affect our reported financial results or the way we conduct our business.

Under the newly-issued Statement of Financial Accounting Standards (SFAS) No. 123(R), we will be required to account for equity under our stock option plans as a compensation expense, and our net income and net income per share will be reduced. Currently, we record compensation expense only in connection with option grants that have an exercise price below fair market value. For option grants that have an exercise price at fair market value, we calculate compensation expense and disclose their impact on net income (loss) and net income (loss) per share, as well as the impact of all stock-based compensation expense in a footnote to the consolidated financial statements. The Company plans to adopt SFAS 123(R) as of the beginning of the first quarter of 2006.

***The Company's Increased R&D Efforts May Not Result in Products that are Successful in the Marketplace.*** During 2003, the Company announced its plan to increase spending on R&D for potential new products. The Company feels that to maintain its market share for existing products and to gain market share in new markets such as homeland security, that it must increase its R&D spending. The Company expects its R&D expense to be higher than its historical average. Such R&D spending may involve new technology or updates of existing technology. There is no assurance that such R&D efforts to develop new technology or efforts to acquire new technology from third parties will be successful, or that if R&D efforts do yield new products, that such products will be successful in the marketplace once introduced.

***The Company's Operating Results and Financial Condition Could Be Harmed If the Industries, Into Which It Sells Its Products, Demand Fewer Products Similar to Products Sold by the Company.*** Visibility into our markets is limited. Any decline in our customers' markets or in general economic conditions would likely result in a reduction in demand for our products and services. The environmental instrument markets, in which the Company competes, have been flat or declining over the past several years. Any further decline in our customers' markets or in general economic conditions would likely result in a further reduction in demand for our products and services and could harm our consolidated financial position, results of operations, cash flows, and stock price. The Company has identified a number of strategies it believes will allow it to grow its business despite this decline, including acquiring complementary businesses, developing new applications for its technologies, and strengthening its presence in selected geographic markets. No assurance can be given that the Company will be able to successfully implement these strategies, or if successfully implemented, that these strategies will result in growth of the Company's business.

***Our Acquisitions, Strategic Alliances, Joint Ventures and Divestitures May Result in Financial Results that are Different than Expected.*** The Company's success is highly dependent upon implementation of its acquisition strategy. Certain businesses acquired and strategic alliances by the Company in the past years have produced net operating losses or low levels of profitability, including the strategic alliance with Intelligent Ion, Inc. and the acquisition of General Analysis Corporation. Businesses the Company may seek to acquire in the future may also be marginally profitable or unprofitable. For any acquired business to achieve the level of profitability desired by the Company, the Company must successfully change the acquired companies' operations and improve their market penetration. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financing. Debt financing, if available, may be on terms that are unfavorable to the Company, and equity financing may result in significant dilution to the Company's shareholders.

As a result of such transactions, the Company's financial results may differ from the investment community's expectations in a given quarter. In addition, acquisitions and strategic alliances may require the Company to integrate a different company culture, management team, and business infrastructure. The Company may have difficulty developing, manufacturing, and marketing the products of a newly acquired company in a way that enhances the performance of its combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, the Company's successful integration of the entity depends on a variety of factors including; the retention of key employees, the management of facilities and employees in separate geographic areas, the retention of key customers, and the integration or coordination of different research and development, product manufacturing and sales programs, and facilities. All of these efforts require varying levels of management resources that may divert the Company's attention from other business operations. If the Company does not realize the expected benefits or synergies of such transactions, its consolidated financial position, results of operations, and stock price could be negatively impacted.

***Technological Change Could Cause the Company's Products to Become Non-competitive or Obsolete.*** The market for the Company's products and services is characterized by rapid and significant technological change and evolving industry standards. New product introductions responsive to these factors require significant planning, design, development, and testing at the technological, product, and manufacturing process levels, and may render existing products and technologies noncompetitive or obsolete. There can be no assurance that the Company's products will not become noncompetitive or obsolete. In addition, industry acceptance of new technologies developed by the Company may be slow to develop due to, among other things, existing regulations that apply specifically to older technologies and the general unfamiliarity of users with new technologies.

***Consolidation in the Environmental Instrument Market and Changes in Environmental Regulations Could Adversely Affect the Company's Business.*** One of the important markets for the Company's products is environmental analysis. After contracting for several years, the market for analytical instruments used for environmental analysis could continue contracting and consolidation. This contraction has caused consolidation in the companies serving this market. Such consolidation may have an adverse impact on certain businesses of the Company. In addition, most air, water, and soil analyses are conducted to comply with federal, state, local, and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection required for that analysis. The Company develops, configures, and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic considerations. Any significant change in environmental regulations could result in a reduction in demand for the Company's products.

***Reduced Capital Spending by the Company's Customers Could Harm Its Business.*** The Company's customers include various government agencies and public and private research institutions, which accounted for 25% of the Company's sales in 2005, as well as pharmaceutical and chemical companies and laboratories. The capital spending of these entities can have a significant effect on the demand for the Company's products. Such spending is based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of equipment, public policy, political trends, and the effects of different economic cycles. Any decrease in capital spending by any of the customer groups, which account for a significant portion of the Company's sales, could have a material adverse effect on the Company's business and results of operations.

***The Company's Results of Operations are Dependent on Its Relationship with Agilent Technologies, Inc. (Agilent).*** On December 1, 2000, the Company entered into an OEM agreement with Agilent, and it has been renewed in December 2001, 2002, 2003 2004 and 2005. The original equipment manufacturers (OEM) agreement does not provide for marketing cooperation between the Company and Agilent, and therefore, the Company and Agilent compete for the same business. No assurances can be made that Agilent will renew the OEM agreement, nor that the Company will sustain sales levels in the future under the Agilent OEM agreement. As the Company continues to evaluate its alternatives, it may be determined that continuing the OEM agreement is not its best strategy. The OEM agreement is renewable on an annual basis, and there is no assurance that it will be renewed in future years. Failure to renew the agreement would place at risk a substantial part of the Company's sales of GC systems and would have a material adverse effect on its financial condition and results of operations.

***Compliance with Governmental Regulations Could Subject the Company to Significant Expense.*** The Company has agreements relating to the sale of products to government entities and is subject to various statutes and regulations that apply to companies doing business with the government. The Company is also subject to investigation for compliance with the terms of government contracts. Non-compliance, although inadvertent, may result in legal proceedings against the Company or liability, either of which may be a significant expense or disruption to the Company's business. Several of the Company's product lines are subject to significant international, federal, state, local, health, safety, packaging, product content, and labor regulations. In addition, many of the Company's products are regulated or sold into regulated industries, requiring compliance with additional regulations in marketing these products. Significant expenses may be incurred to comply with these regulations or remedy past violations of these regulations. Any failure to comply with applicable government regulations could also result in cessation of portions or all of the Company's operations, impositions of fines, and restrictions on the ability to carry on or expand operations.

***Environmental Contamination Caused by Ongoing Operations Could Subject the Company to Substantial Liabilities in the Future.*** Some of the Company's manufacturing processes involve the use of substances regulated under various international, federal, state, and local laws governing the environment. The Company could be subject to liabilities for environmental contamination, and these liabilities may be substantial. Although the Company's policy is to apply strict standards for environmental protection at its sites inside and outside the United States, even if not subject to regulations imposed by foreign governments, the Company may not be aware of all conditions that could subject it to liability.

***Compliance with Governmental Regulations May Cause the Company to Incur Significant Expenses, and Failure to Maintain Compliance with Certain Governmental Regulations May Have a Negative Impact on the Company's Business and Results of Operations.*** The Company's business is subject to various significant international, federal, state, and local, health and safety, packaging, product content, and labor regulations. These regulations are complex, change frequently and have tended to become more stringent over time. For example, the Company's chemical analysis products are used in the drug design and production processes to test compliance with the Toxic Substances Control Act, the Food, Drug, and Cosmetic Act, and similar regulations. Therefore, the Company must continually adapt its chemical analysis products to changing regulations. The Company may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by the Company to comply with applicable government regulations could also result in cessation of its operations or portions of its operations, product recalls or impositions of fines and restrictions on its ability to carry on or expand its operations. In addition, because many of the Company's products are regulated or sold into regulated industries, it must comply with additional regulations in marketing its products.

The Company's products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation of other agencies such as the U. S. Federal Communications Commission. The Company also must comply with work safety rules. If the Company fails to adequately address any of these regulations, its business will be harmed.

***Economic, Political, and Other Risks Associated with International Sales Could Adversely Affect the Company's Results of Operations.*** Sales outside the U. S. accounted for approximately 29% of the Company's revenues in 2005. The Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to the Company's international customers are subject to a number of risks including interruption to transportation flows for delivery of finished goods to its customers; changes in foreign currency exchange rates; changes in political or economic conditions in a specific country or region; trade protection measures and import or export licensing requirements; negative consequences from changes in tax laws; differing protection of intellectual property; and unexpected changes in regulatory requirements. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

***The Company Faces Competition from Third Parties in the Sale of Its Products.*** The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability, and customer service. The Company's competitors include large multinational corporations and operating units of such corporations. Most of the Company's competitors have substantially greater financial, marketing, and other resources than those of the Company. Therefore, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

***The Company's Fluctuating Quarterly Operating Results May Negatively Impact Stock Price*** The Company cannot reliably predict future revenue and profitability, and unexpected changes may cause adjustments to the Company's operations. Since a high proportion of the Company's costs are fixed, due in part to significant cost to maintain customer support, research and development and manufacturing costs, relatively small declines in revenues could disproportionately affect the Company's quarterly operating results, and in turn, cause declines in the Company's stock price. Other factors that could affect quarterly operating results include lower demand for and market acceptance of products due to adverse changes in economic activity or conditions in the Company's major markets; lower selling prices due to competitive pressures; unanticipated delays, problems, or increased costs in the introduction of new products or manufacture of existing products; changes in the relative portion of revenue represented by the Company's various products and customers; and competitors' announcements of new products, services or technological innovations. Any one of these factors, individually or in combination, could cause the stock price of the Company to fluctuate greatly.

***Although Inflation has not had a Material Impact on the Company's Operations, There is no Assurance that Inflation will not Adversely Affect Its Operations in the Future.*** The Company believes that competition based on price is a significant factor affecting its customers' buying decisions. There is no assurance that the Company can pass along cost increases in the form of price increases or sustain profit margins that have been achieved in prior years. The prices of some components purchased by the Company have increased in the past several years due in part to decreased volume. Certain other material and labor costs have also increased, but the Company believes that these increases are approximately consistent with overall inflation rates or inflation on certain commodities that would effect all industry participants in a reasonably similar way.

***Failure of Suppliers to Deliver Sufficient Quantities of Parts in a Timely Manner Could Cause the Company to Lose Sales and, in Turn, Adversely Affect the Company's Results of Operations.*** The Company may be materially and adversely impacted if sufficient parts are not received in time to meet manufacturing requirements. Factors that may result in manufacturing delays include certain parts that may be available only from a single supplier or a limited number of suppliers; key components may become unavailable and may be difficult to replace without significant reengineering of the Company's products; suppliers may extend lead times, limit supplies, or increase prices due to capacity constraints or other factors. Should the Company reduce purchase orders to its suppliers and its sales increase rapidly, its suppliers may not react quickly enough or may refuse to expedite shipments of parts to use because of the Company's previous reduction in requirements. If sufficient parts are not received in time to meet manufacturing requirements, then the Company will not be able to meet its obligations to deliver goods to its customers and may cause the Company to lose sales.

***The Company's Inability to Adjust Its Orders for Parts or Adapt Its Manufacturing Capacity in Response to Changing Market Conditions Could Adversely Affect the Company's Earnings.*** The Company's earnings could be harmed if it is unable to adjust its orders for parts to respond to market fluctuations. In order to secure components for the production of products, the Company may enter into non-cancelable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact its ability to adjust its inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts as demand for certain of the Company's products has decreased. The Company's provision for such circumstances may not be adequate. If the demand for the Company's products continues to decrease, it may experience an excess of parts and be forced to incur additional charges. Certain parts may be available only from a single supplier or a limited number of suppliers. In addition, suppliers may cease manufacturing certain components that are difficult to substitute without significant reengineering of the Company's products. Suppliers may also extend lead times, limit supplies, or increase prices due to capacity constraints or other factors.

Additionally, because the Company cannot immediately adapt its production capacity and related cost structures to rapidly changing market conditions, when demand does not meet the Company's expectations, its manufacturing capacity will likely exceed its production requirements.

***If the Company Suffers Loss to Our Facilities or Distribution System due to Catastrophe, Our Operations Could be Seriously Harmed.*** Our facilities and distribution system are subject to catastrophic loss due to fire, flood, terrorism, or other natural or man-made disasters. Our production facilities and corporate headquarters are located in College Station, Texas, and we also have production facilities in Alabama. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments, and revenue and result in large expenses to repair or replace the facilities. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism.

***The Introduction of New Products Results in Risks relating to Start Up of Such Products, Customer Acceptance, Employee Training, Distributor Training, and Phase Out of Old Products.*** The development and introduction of new products requires the execution of a number of steps any one of which if not executed properly can result in lost sales, market share, and damage to our reputation all of which might result in operating loss and accordingly our stock price could decline.

***The Information Systems The Company Utilizes Could Fail or Lose Compatability or Vendors Could Stop Supporting Them.*** Our automated computerized systems are used to perform virtually all business processes including maintaining our general ledger for accounting, engineering records, customer data, supplier data, and provides records retention for much of the Company's general business records. The software systems from different vendors are used to accommodate these business processes and maintaining compatibility among these systems is becoming increasingly costly and difficult to manintain. No assurance can be made that the Company will avoid system failures or that vendors will not discontinue their support of each such system, any of which would result in a costly and significant disruption to the Company's business.

***Some of our products may be subject to product liability claims that could be costly to resolve and affect our results of operations.*** There can be no assurance that we will not be subject to third-party claims in connection with our products or that any indemnification or insurance available to us will be adequate to protect us from liability. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could have a material adverse effect on our business and results of operations.

***Enacted changes in the securities laws and regulations have and are likely to continue to increase our costs.*** The Sarbanes-Oxley Act of 2002 has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the Securities Exchange Commission ("SEC") and NASDAQ Exchange have promulgated new rules. Compliance with these new rules has increased our legal and financial and accounting costs, and we expect these increased costs to continue indefinitely. We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and these developments may make it more difficult for us to attract and retain qualified members of our board of directors or qualified executive officers.

***Our sales in international markets are subject to a variety of laws and political and economic risks that may adversely impact our sales and results of operations in certain regions.*** Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is subject to risks associated with international sales operations. These include:

- changes in currency exchange rates which impact the price to international consumers;
- the burdens of complying with a variety of foreign laws and regulations;
- unexpected changes in regulatory requirements; and
- the difficulties associated with promoting products in unfamiliar cultures.

We are also subject to general, political, economic and regulatory risks in connection with our international sales operations, including:

- political instability;
- changes in diplomatic and trade relationships;
- general economic fluctuations in specific countries or markets; and
- changes in regulatory schemes.

Any of the above mentioned factors could adversely affect our sales and results of operations in international markets.

***We must recruit and retain key employees in order to be successful.*** Our continued success depends on the services of our key executive, sales and marketing and technical employees. The loss of the services of these personnel, or our inability to attract and retain other qualified management, sales and marketing, and technical employees, could have a material adverse effect on our business and results of operations. The Company does not have Agreements with key personnel wherein such personnel agree not to compete with the Company and ancillary consideration. Our success also depends in part on our ability to attract, hire, train, retain, and motivate qualified personnel, with appropriate levels of managerial and technical capabilities. Our business generally requires a significant level of expertise to effectively develop and market our products and services. We have at times experienced, and continue to experience, difficulty in recruiting qualified personnel. We believe that the pool of potential applicants with such requisite expertise is limited. Recruiting qualified personnel is an intensely competitive and time-consuming process. Such competition has resulted in demands for increased compensation from qualified applicants. Due to such competition, we have experienced, and expect to continue to experience, turnover in personnel. We cannot ensure that we will be successful in attracting and retaining the personnel required to conduct and expand our operations successfully. Our business, financial condition and results of operations could be materially and adversely affected if we were unable to attract, hire, train, retain, and motivate qualified personnel.

***If we do not introduce successful new products and services in a timely manner, our products and services will become obsolete, and our operating results will suffer.*** We generally sell our products in industries that are characterized by rapid technological changes, frequent new product and service introductions and changing industry standards. In addition, many of the markets in which we operate are seasonal and cyclical. Without the timely introduction of new products, services and enhancements, our products and services will become technologically obsolete over time, in which case our revenue and operating results would suffer. The success of our new products and services will depend on several factors, including our ability to:

- properly identify customer needs;
- innovate and develop new technologies, services and applications;
- successfully commercialize new technologies in a timely manner;
- manufacture and deliver our products in sufficient volumes on time;
- differentiate our offerings from our competitors' offerings;
- price our products competitively;
- anticipate our competitors' development of new products, services or technological innovations; and
- control product quality in our manufacturing process.

***We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers.*** We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations might result in suspension of these contracts, or administrative penalties.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

The Company owns a facility with space of approximately 68,650 sq.ft. located on 11.29 acres of land in College Station, Texas, and has good title, free of any encumbrances. The Company leases approximately 20,000 sq.ft. of office, engineering, laboratory, production, and warehouse space in Pelham, Alabama, a suburb of Birmingham, under a lease expiring at the end of November 2006 with an option to extend for five one-year renewal periods. The Company also leases 500 sq.ft. of office space in Edgewood, Maryland, under a lease, which can be renewed annually with an option to extend for two one-year renewal periods. The Company believes that the facilities it currently occupies are in good condition and are suitable for its present operations and that suitable space is readily available for expansion or to accommodate its operations should any of its leases not be extended.

## Item 3. Legal Proceedings

### Pending Matters

From time to time, the Company has disputes that arise in the ordinary course of its business. One such incident is the following: The Company and its wholly-owned subsidiary CMS Research Corp. ("CMS Research") have been sued by Aviv Amirav ("Amirav") in a Complaint filed in the United States District Court for the Southern District of New York on January26, 2006 styled Amirav v. CMS Research Corp. and O.I. Corporation, Case No. 06-Civ-00659. The Complaint alleges (i) infringement and contributory infringement of United States patent no. 5,153,673, issued to Amirav, and (ii) breach of a license agreement between Amirav and CMS Research. Amirav's Complaint seeks (i) preliminary and permanent injunctive relief, (ii) actual damages in an unspecified amount, treble damages, and punitive damages, and (iii) attorneys' fees, interest, and other relief. The Company is currently preparing its answer to the complaint, and plans to vigorously oppose the plaintiff's. It is not possible at this stage of the case to determine what liability exposure, if any, is faced by the Company; however, an unfavorable outcome, including a determination that the Company is not entitled to the license and/or a determination that the Company's sales under the license are infringing transactions, would have a material adverse impact on the Company's results of operations.

### Other Matters

From time to time, in the ordinary course of business, the Company has received, and in the future may receive, notice of claims against it, which in some instances have developed, or may develop, into lawsuits. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect the Company's consolidated financial position or results of operations.

## Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the security holders of the Company, through solicitation of proxies or otherwise, during the fourth quarter of 2005.

# PART II

## Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

***Common Stock Market Information*** The Company's common stock trades on the NASDAQ Stock Market under the symbol: OICO. Information below is contained in a statistical report obtained from the National Association of Securities Dealers, Inc. (NASD). The ranges of high and low trade prices per share of the Company's common stock for each quarterly period during fiscal 2005 and 2004 were as follows:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $ 11.45 | $ 8.78 | $ 8.89 | $ 7.45 |
| Second Quarter | 12.99 | 8.20 | 9.03 | 7.85 |
| Third Quarter | 12.90 | 10.10 | 9.25 | 7.99 |
| Fourth Quarter | 13.63 | 10.28 | 11.55 | 8.54 |

**NOTE:** The above quotations represent prices between dealers, do not include retail markup, markdown, or commission, and may not necessarily represent actual transactions.

***Dividends*** The Company has never paid dividends on the Common Stock, however, we continually consider and review the merits of paying a dividend.

***Approximate Number of Holders of Common Stock*** As of March 13, 2006, there were approximately 802 holders of record of the Company's Common Stock.

***Equity Compensation Plan Information***

All existing equity compensation plans have been approved by security holders.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants, and rights (b) | Number of securities remaining available for future issuance (c) |
|---|---|---|---|
| Employee Stock Purchase Plan | --[1] | --[1] | 134,647 |
| 2003 Incentive Compensation Plan | 74,566 | $ 7.77 | 271,300 |
| 1993 Incentive Compensation Plan | 157,522 | $ 4.60 | --[2] |
| 1987 Amended and Restated Stock Option and SAR Plan | 3,100 | $ 3.50 | --[2] |
| | 235,188 | $ 5.59 | 405,947 |

1) Employees eligible to participate in the Employee Stock Purchase Plan may purchase shares of the Company's stock on a regular basis through payroll deductions. The price of the shares to the employees equals the lowest of the average of the bid and ask price of the last five days of each fiscal quarter, or the average closing price of the last five days of each fiscal quarter, or the last trade price on the day of purchase by the Company.
2) Both the 1987 and 1993 Incentive Compensation Plans have expired and no new securities may be issued.

## Item 6. Selected Financial Data

The following table sets forth the Company's selected historical financial data for each of the five years in the period ended December 31, 2005. The selected historical financial data set forth below has been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 10-K. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 10-K.

| *($ in thousands, except per share amounts)* | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Income statement data: | | | | | |
| Net revenues | $ 29,853 | $ 28,480 | $ 25,206 | $ 23,683 | $ 25,869 |
| Impairment of intangible assets | -- | -- | -- | 346 | -- |
| Acquired in-process research and development | -- | 483 | -- | -- | -- |
| Loss from unconsolidated investee | -- | 208 | 24 | -- | -- |
| Impairment of investment in unconsolidated investee | -- | 768 | -- | -- | -- |
| Income before income taxes | 3,225 | 2,218 | 2,385 | 871 | 2,963 |
| Net income | 2,486 | 1,762 | 1,635 | 658 | 2,006 |
| Diluted earnings per share | $ 0.85 | $ 0.61 | $ 0.58 | $ 0.24 | $ 0.74 |
| Balance sheet data: | | | | | |
| Total assets | $ 28,159 | $ 25,387 | $ 22,707 | $ 20,982 | $ 19,391 |
| Working capital | 18,508 | 15,989 | 13,105 | 12,355 | 11,478 |
| Stockholders' equity | 22,768 | 20,187 | 18,239 | 16,551 | 15,849 |
| Common size income statement data: | | | | | |
| Net revenues | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| Cost of revenues | 49.2 | 49.2 | 52.7 | 56.1 | 52.6 |
| Gross profit | 50.8 | 50.8 | 47.3 | 43.9 | 47.4 |
| Selling, general, and administrative expenses | 29.4 | 28.9 | 28.7 | 30.7 | 28.9 |
| Research and development expenses | 12.3 | 10.5 | 10.7 | 9.5 | 8.3 |
| Acquired in-process research and development | -- | 1.7 | -- | -- | -- |
| Impairment of intangible assets | -- | -- | -- | 1.4 | -- |
| Operating income | 9.1 | 9.7 | 7.9 | 2.3 | 10.2 |
| Interest and other income, net | 1.7 | 1.5 | 1.6 | 1.3 | 1.3 |
| Loss from unconsolidated investee | -- | 0.7 | 0.1 | -- | -- |
| Impairment of investment in unconsolidated investee | -- | 2.7 | -- | -- | -- |
| Income before income taxes | 10.8 | 7.8 | 9.4 | 3.6 | 11.5 |
| Provision for income taxes | 2.5 | 1.6 | 2.9 | 0.9 | 3.7 |
| Net income | 8.3% | 6.2% | 6.5% | 2.7% | 7.8% |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### *Critical Accounting Policies and Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to implement critical accounting policies and to make estimates that could significantly influence the results of operations and financial position. The accounting policies and estimates, which significantly influence the results of the Company's operations and its financial position, include revenue recognition policies, the valuation allowance for inventories and accounts receivable, evaluation of the impairment of and estimated useful lives of intangible assets, and estimates for future losses on product warranties.

**Revenue Recognition** The Company derives revenues from three sources: system sales, part sales, and services. For system sales and parts sales, revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the contract price is fixed or determinable, title and risk of loss has passed to the customer, and collection is reasonably assured. The Company's sales are typically not subject to rights of return, and, historically, sales returns have not been significant. System sales that do not involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, and that involve installation services are accounted for as multiple-element arrangements, where the fair value of the installation service is deferred when the product is delivered and recognized when the installation is complete. In all cases, the fair value of undelivered elements, such as accessories ordered by customers, is deferred until the related items are delivered to the customer. For certain other system sales that do involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, all revenue is generally deferred until customer acceptance. Deferred revenue from such system sales is presented as unearned revenues in accrued liabilities in the accompanying consolidated balance sheets.

Our products generally carry one year of warranty. Once the warranty period has expired, the customer may purchase an extended product warranty typically covering an additional period of one year. Extended warranty billings are generally invoiced to the customer at the beginning of the contract term. Revenue from extended warranties is deferred and recognized ratably over the duration of the contract. Unearned extended warranty revenue is included in unearned revenues in accrued liabilities in the accompanying consolidated balance sheets.

**Accounts Receivable** The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of its customers to make required payments and for estimated sales returns. Customers may not make payments or may return products due to a variety of reasons including deterioration of their financial condition or dissatisfaction with the Company's products. Management makes regular assessments of doubtful accounts and uses the best information available, including correspondence with customers and credit reports. If the Company determines that there is impairment in the ability to collect payments from customers, additional allowances may be required. Certain distributors or manufacturer's representatives in growing geographic areas, on management approval, may be allowed to temporarily exceed credit limits to accommodate their growth until new credit limits are considered and established, otherwise representatives are told they must comply with existing credit limits within a specified period of time. Historically, the Company has not experienced significant bad debt losses, but the Company could experience increased losses if general economic conditions of its significant customers or any of the markets in which it sells its products were to deteriorate. This could result in the impairment of a number of its customers' ability to meet their obligations, or if management made different judgments or utilized different estimates for sales returns and allowances for doubtful accounts.

**Inventories** Inventories consist of electronic equipment and various components. The Company operates in an industry where technological advances or new product introductions are a frequent occurrence. Either one of these occurrences can significantly impair customer demand for a portion of the Company's inventory on hand, making it obsolete. The Company regularly evaluates its inventory and maintains a reserve for inventory obsolescence and excess inventory. As a policy, the Company provides a reserve for products with no movement in six months or more and which management determines, based on available market information, are no longer saleable. The Company also applies subjective judgment in the evaluation of the recoverability of the rest of its inventory based upon known and expected market conditions and company plans. If the Company's competitors were to introduce a new technology or product that renders a product sold by the Company obsolete or unnecessary, it could have a significant adverse effect on the Company's future operating results and financial position.

The Company had changes in required reserves in recent periods due to discontinuation of certain product lines and obsolescence related to new product introductions, as well as declining market conditions. As a result, the Company incurred net inventory charges of approximately $151,000 during fiscal 2003, approximately $42,000 in fiscal 2004, and approximately $67,000 in fiscal 2005.

**Intangible Assets** The Company's intangible assets consist primarily of intellectual property. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 on January 1, 2002, as required. Accordingly, the Company reviews the recoverability and estimated useful lives of other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

The intangible assets acquired from Intelligent Ion, Inc. (III) in December 2004 consisted of patents and licenses. The majority of the purchase price was allocated to acquired in-process research & development and was expensed because the technological feasibility of the in-process technology had not been established and the technology had no alternative future use.

**Product Warranties** Products are sold with warranties ranging from 90 days to one year, and extended warranties may be purchased for some products. The Company establishes a reserve for warranty expenditures and then adjusts the amount of reserve annually, if actual warranty experience is different than accrued. The Company makes estimates of these costs based on historical experience and on various other assumptions including historical and expected product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage, or service delivery costs differ from estimates, revisions to the estimated warranty liability would be required.

**Recent Pronouncements See Note 1 of Item 8**

***Results of Operations***

*The following table summarizes the results of the Company's operations for each of the past three years. All percentage amounts were calculated using the underlying data in thousands.*

| | For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | Percentage Increase (Decrease) | 2004 | Percentage Increase (Decrease) | 2003 |
| Total net revenues | $ 29,853 | 5% | $ 28,480 | 13% | $ 25,206 |
| Total cost of revenues | 14,675 | 5% | 14,012 | 5% | 13,286 |
| Gross profit | 15,178 | 5% | 14,468 | 21% | 11,920 |
| Selling, general, and administrative expenses | 8,798 | 7% | 8,219 | 14% | 7,225 |
| Research and development expenses | 3,670 | 22% | 2,998 | 11% | 2,698 |
| Acquired in-process research and development | -- | (100%) | 483 | 100% | -- |
| Impairment of intangible assets | -- | -- | -- | -- | - |
| Operating income | 2,710 | (2%) | 2,768 | 39% | 1,998 |
| Interest and other income | 515 | 21% | 426 | 3% | 412 |
| Loss from unconsolidated investee | -- | (100%) | (208) | 766% | (24) |
| Impairment of investment in unconsolidated investee | -- | (100%) | (768) | 100% | -- |
| Income before income taxes | 3,225 | 45% | 2,218 | (7%) | 2,385 |
| Provision for income taxes | 739 | 62% | 456 | (39%) | 750 |
| Net income | 2,486 | 41% | 1,762 | 8% | 1,635 |
| Diluted earnings per share | $ 0.85 | 39% | $ 0.61 | 5% | $ 0.58 |

2005 Compared to 2004

***Net Revenues*** Total net revenues for the year ended December 31, 2005 increased $1,373,000, or 5%, to $29,853,000, compared to $28,480,000 for the same period of the prior year. Net revenue growth was driven by higher sales of the MINICAMS® air monitoring system, gas chromatography (GC) components and systems, Total Organic Carbon (TOC) analyzers, and Automated Chemistry Analyzers.

Both domestic revenues and international revenues increased for the year ended December 31, 2005, compared to the same period of the prior year. International revenues decreased, however, as a percentage of total revenues, as sales into Asia slowed, offsetting increases in Europe for the year ended December 31, 2005, compared to the same period of the prior year. During the second quarter of 2004, the Company increased its presence in Asia by opening a representative office in China, and in 2005, additional personnel were added to increase the level of customer support. We believe that China is a growing market and that committing resources to that market will better position the Company to compete for business in China.

Revenues from both products and services increased for the year ended December 31,2005, compared to the same period of the prior year. Revenues from services increased $413,000, or 14% to $3,331,000, compared to $2,918,000 for the same period of the prior year. Revenues from services increased, compared to the same period of the prior year, primarily due to approximately $253,000 in service revenue recognized in the second quarter resulting from payment received for services the Company performed at risk in the fourth quarter of 2004.

Although the Company's net revenues increased for the year ended December 31, 2005, compared to the same period of the prior year, the environmental instrument market has been flat or declining over the past several years. Furthermore, improvement in the sale of products to that market is uneven in product mix and may result in lower overall sales to that market segment. The Company continues to encounter strong competition and continues to seek improved distribution strategies for certain products in some channels and markets. We remain cautiously optimistic about future sales and have identified a number of products and strategies we believe will allow us to grow our business despite a potential market decline, including the acquisition of complementary businesses, the development of new products, development of new applications for our technologies, and the strengthening of our presence in selected geographic markets. No assurance can be given that we will be able to successfully implement these strategies, or if successfully implemented, that these strategies will result in growth of the Company's business.

Historically, inflation nor changing prices have had a material impact on the Company's net revenues, however, inflation in certain commodity components included in the Company's products has resulted in increased manufacturing cost in some of the Company's products which have not been fully recovered in product pricing to customers.

***Gross Profit*** Gross profit for the year ended December 31, 2005 increased $710,000, or 5% to $15,178,000, compared to $14,468,000 for the same period of the prior year. Gross profit represented 50.8% of revenues for the year ended December 31, 2005 and 50.8% for the same period of the prior year. The increase in gross profit for the year ended December 31, 2005, compared to the same period of the prior year, was due to an increase in revenues and improved product mix with more sales of higher margin, newer products manufactured by the Company, partially offset by an increase in cost of certain purchased component parts from vendors that we were unable to pass on to customers, and increases in other costs of sales, such as consumable supplies and expenses related to demonstration models of new products (primarily TOC 1030 and Discrete Analyzer), and increased warranty costs related to the resolution of new product issues.

***Selling, General and Administrative (SG&A) Expenses*** SG&A expenses for the year ended December 31, 2005 increased $579,000, or 7% to $8,798,000, compared to $8,219,000 for the same period of the prior year, primarily due to increases in service, marketing and applications costs. In the prior year, efforts in these areas went more towards fulfilling customer orders. SG&A expense increased as a percentage of revenues for the year ended December 31, 2005 to 29.5%, compared to 28.9% in 2004.

***Research and Development (R&D) Expenses*** R&D expenses for the year ended December 31, 2005 increased $672,000, or 22% to $3,670,000, compared to $2,998,000 for the same period of the prior year. R&D expenses represented 12.3% of revenues for the year ended December 31, 2005 and 10.5% of revenues for the same period of the prior year. The increase in R&D expenses for the year ended December 31, 2005 was primarily due to increased expense related to development of a potential new GC Mass Spectrometer (MS) product. The purchase of III resulted in the Company bringing in house development work for a major component of this potential new product and accordingly, we incurred the associated cost. We anticipate R&D expenses to remain at these levels and perhaps increase, depending on the outcome of our efforts and expenses related to any actions we may need to take in attempts to solve technical challenges encountered in our efforts to create a commercial GC MS product. As stated previously, R&D spending will likely increase over historical levels in dollar amount and as a percentage of revenues. At this time, we plan to remain committed to this plan even at the risk of incurring an operating loss on a quarterly or annual basis.

***Acquired In-process Research and Development*** For the year ended December 31, 2005, we incurred no expense relating to acquired in-process research and development, whereas such expenses amounted to $483,000 for the same period of the prior year.

***Operating Income*** Operating income for the year ended December 31, 2005 decreased $57,000, or 2% to $2,711,000, compared to $2,768,000 for the same period of the prior year. The decrease in operating income for the year ended December 31, 2005 is primarily due to the increase in R&D activity and SG&A expenditures, partially offset by an increase in gross profit and a decrease in acquired in-process R&D expenditures.

***Interest and Other Income*** Other income, net, which is comprised of interest and dividend income from investments, interest income from customer leases, and gain/loss from dispositions of Company property, increased by $89,000, or 21% to $515,000, compared to $426,000 for the same period of the prior year, primarily due to interest income from higher levels of invested funds and increasing interest rates.

***Loss From and Impairment of Investment in Unconsolidated Investee*** For the year ended December 31, 2005, we had no expense relating to an unconsolidated investee, whereas such expenses amounted to $976,000 for the same period of the prior year.

***Income Before Income Taxes*** Income before income taxes for the year ended December 31, 2005 increased $1,007,000, or 45% to $3,225,000, compared to income of $2,218,000 for the same period of the prior year. The increase in income before income taxes for the year ended December 31, 2005 was primarily due to the prior period having approximately $1,459,000 in expenses relating to an investment in an unconsolidated investee.

***Provision For Income Taxes*** Provision for income taxes increased $283,000 for the year ended December 31, 2005 to a provision of $739,000, compared to $456,000 for the same period of the prior year. The effective tax rate was 22.9% for the year ended December 31, 2005. This is primarily due to certain permanent differences between our book income and taxable income that lowers our tax liability, such as dividends received deduction, extraterritorial income exclusion, and past and future R&D credits. The past R&D credits amounted to approximately $237,000 and relate to the fiscal years 2001 to 2004. This amends all eligible past tax years, and we expect the future effective tax rates to increase. The effective tax rate for the same period of the prior year was 20.5%. The increase over the prior year was primarily due to a decrease in deductions for foreign sales, and a reduction in 2004 tax due to correcting the previous year's tax accrual that did not recur in 2005.

***Net Income*** Net income for the year ended December 31, 2005 increased $724,000, or 41% to $2,486,000, compared to net income of $1,762,000 in the same period of the prior year, primarily due to an increase in net revenues and gross margin, and a decrease in acquired in-process R&D expense and losses on unconsolidated investee, partially offset by an increase in provision for income taxes, R&D and SG&A expenditures.

***Basic and Diluted Earnings Per Share*** Basic earnings per share were $0.88, and diluted earnings per share were $0.85 for the year ended December 31, 2005, compared to basic and diluted earnings of $0.63 and $0.61 per share, respectively, for the prior year.

## 2004 Compared to 2003

### *Net Revenues*

Total net revenues for the year ended December 31, 2004 increased $3,274,000, or 13%, to $28,480,000, compared to

$25,206,000 for the same period of the prior year. Net revenues increased due to strong sales of the Company's new Eclipse Purge-and-Trap Sample Concentrator, MINICAMS® air-monitoring systems, continuous flow analyzers, the LAN 9000 beverage analyzer, and Total Organic Carbon analyzers (TOC). In 2004 our LAN 9000 On-Line Beverage Monitor sales increased, and were highlighted by a sales win to install new monitors at a major soft drink producer's premier bottling plant located near its headquarters. The Eclipse, our new generation P&T sample concentrator, was well accepted by customers in 2004, including the China Environmental Protection Agency. We continued to add accessories to the product line, including two autosamplers, one for water and one for a combination of water and soil, an Automated Multipoint Process Sampler (AMPS) module for 24-hour automated monitoring of municipal or process water supplies, and a productivity-enhancing device, the pH Express™.

Both domestic revenues and international revenues increased for the year ended December 31, 2004, compared to the same period of the prior year. International revenues increased as a percentage of total revenues, as sales into Europe and Asia increased for the year ended December 31, 2004, compared to the same period of the prior year. During the second quarter of 2004, the Company increased its presence in Asia by opening a representative office in China.

Increases in revenues from products were partially offset by decreases in revenues from services. Revenues from services decreased $78,000, or 3% to $2,918,000, compared to $2,996,000 for the same period of the prior year. Revenues from services decreased, compared to the same period of the prior year, primarily due to lower revenues from field repair and installation services.

***Gross Profit*** Gross profit for the year ended December 31, 2004 increased $2,548,000, or 21% to $14,468,000, compared to $11,920,000 for the same period of the prior year. Gross profit represented 50.8% of revenues for the year ended December 31, 2004, and 47.3% for the same period of the prior year. The increase in gross profit for the year ended December 31, 2004, compared to the same period of the prior year, was primarily due to an increase in revenues and improved product mix with more sales of higher margin, newer products manufactured by the Company, and less sales of gas chromatography equipment purchased under an original equipment manufacturers supply agreement.

***Selling, General and Administrative (SG&A) Expenses*** SG&A expenses for the year ended December 31, 2004 increased $994,000, or 14% to $8,219,000, compared to $7,225,000 for the same period of the prior year, primarily due to increases in compensation and other related expenses, bad debt expense, accounting and other professional fees. SG&A expense increased in dollars, as well as a percentage of revenues for the years ended December 31, 2004 to 28.9% compared to 28.7% in 2003.

***Research and Development (R&D) Expenses*** R&D expenses for the year ended December 31, 2004 increased $300,000, or 11% to $2,998,000, compared to expenses of $2,698,000 for the same period of the prior year. R&D expenses represented 10.5% of revenues for the year ended December 31, 2004 and 10.7% of revenues for the same period of the prior year. The increase in R&D expenses for the year ended December 31, 2004 was due to a plan to focus on product development, which was announced in the second quarter of 2003. The plan stated our intention to intensify our R&D efforts on updating existing products and to develop new products to serve markets with growth potential greater than the environmental testing market.

***Acquired In-process Research and Development*** On December 23, 2004, we completed the acquisition of certain assets of III, including intellectual property owned and licensed by III, and prototype products. See Note 2 to the Consolidated Financial Statements for more detail of the transaction. The purchase price was assigned to the fair value of the assets acquired, including the in-process research and development. As of the acquisition date, technological feasibility of the in-process technology had not been established and the technology had no alternative future use. Accordingly, we expensed the entire amount of the in-process research and development of $483,000 at the date of the acquisition.

The key assumptions underlying the valuation of acquired in-process research and development at the acquisition date were as follows:

| | |
|---|---|
| Project Name: | Portable GC mass spectrometer |
| Percent completed as of acquisition date: | 20%-30% |
| Estimated costs to complete technology at acquisition date: | $1,500,000 |
| Risk-adjusted discount rate: | 20% |
| First period expected revenue at acquisition date: | Calendar Year 2006 |

Subsequent to the acquisition of these assets and during the whole of 2005, technical progress on the development of a commercial product was slower than predicted at the time of the acquisition because the core patented technology required additional basic research before incorporation into a final product. The status of the research and development at the end of 2005 can be estimated as follows:

| | |
|---|---|
| Percent completed at the end of 2005: | 40%-50% |
| Estimated costs to complete technology at the end of 2005: | $1,000,000 |
| Risk-adjusted discount rate: | 20% |
| First period expected revenue at the end of 2005: | Calendar Year 2007 |

The development of the acquired technology into a commercial product or products remains highly dependent on the remaining efforts to achieve technical viability, rapidly changing customer markets, uncertain standards for a new product, and significant competitive threats from several companies. The nature of the efforts to develop this technology into a commercially viable product consists primarily of research, planning, designing, experimenting, and testing activities necessary to determine that the technology can meet market expectations, including functionality and technical requirements. Failure of our research efforts to prove that the technology will function for the intended purpose, or to bring a product to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets, and could have a material adverse impact on the future prospects of these R&D efforts. First period of expected revenue above should not be relied upon as a commitment or indication of product introduction date.

Failure to achieve the expected levels of revenue and net income from a product or products based on this technology will negatively impact the return on investment expected at the time that the purchase was completed and may result in impairment charges to the $105,000 of other intangible assets acquired and related intangible assets amounting to approximately $53,000 capitalized subsequent to the acquisition.

***Operating Income*** Operating income for the year ended December 31, 2004 increased $770,000, or 39% to $2,768,000, compared to $1,998,000 for the same period of the prior year. The increase in operating income for the year ended December 31, 2004 is primarily due to the increase in revenues from product sales partially offset by an increase in R&D activity, SG&A expenditures, and from III in-process research and development expense acquired.

***Interest and Other Income*** Other income, net, which is comprised of interest and dividend income from investments, interest income from customer leases, and gain/loss from dispositions of Company property, increased by $14,000, or 3% to $426,000, compared to $412,000 for the same period of the prior year, primarily due to more interest income from investments.

***Loss From and Impairment of Investment in Unconsolidated Investee*** We incurred a loss of $208,000 relating to the write off of the losses from our investment in III, an unconsolidated investee, an investment which was a condition precedent to entering into the Product Purchase Agreement. The Company recognized a $768,000 impairment charge relating to its investment in the unconsolidated investee during the quarter ended September 30, 2004, due to an other than temporary decline in its fair value. (See Note 2 to the Consolidated Financial Statements).

***Income Before Income Taxes*** Income before income taxes for the year ended December 31, 2004 decreased $167,000, or 7% to $2,218,000, compared to income of $2,385,000 for the same period of the prior year. The decrease in income before income taxes for the year ended December 31, 2004, was primarily due to losses relating to the Company's investment in III amounting to approximately $1,459,000 offsetting the increase in operating income.

***Provision For Income Taxes*** Provision for income taxes decreased $294,000 for the year ended December 31, 2004 to a provision of $456,000, compared to $750,000 for the same period of the prior year. The effective tax rate was 20.5% for the year ended December 31, 2004, compared to 31.5% for the same period of the prior year, primarily due to a decrease in taxable income resulting from an increase in income tax due to deductions for R&D expenditures, foreign sales, dividends received from investments, employee incentive stock option exercises and effects of state tax true ups.

***Net Income*** Net income for the year ended December 31, 2004, increased $127,000, or 8% to $1,762,000, compared to net income of $1,635,000 in the same period of the prior year, primarily due to increase in revenues from product sales and decrease in provision for income taxes partially offset by losses from our investment in and acquisition of assets from III.

***Basic and Diluted Earnings Per Share*** Basic earnings per share was $0.63, and diluted earnings per share was $0.61 for the year ended December 31, 2004, compared to basic and diluted earnings of $0.59 and $0.58 per share, respectively, for the same period of the prior year.

### *Liquidity and Capital Resources*

The Company considers a number of liquidity measures that aid in measuring the Company's ability to meet its financial obligations. Such ratios, working capital, and changes in cash and cash equivalents as of the end of the Company's last three years are as follows:

| *($ in thousands)* | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Liquidity Measures** | | | |
| Ratio of current assets to current liabilities | 4.4 | 4.1 | 3.9 |
| Total liabilities to equity | 24% | 26% | 25% |
| Days sales in accounts receivable | 69 | 59 | 59 |
| Average annual inventory turnover | 2.7 | 3.1 | 3.3 |
| Working capital | $ 18,508 | $ 15,989 | $ 13,105 |
| **Changes in Cash and Cash Equivalents** | | | |
| Net cash provided by (used in) | | | |
| Operating activities | $ 1,930 | $ 2,024 | $ 2,684 |
| Investing activities | (1,958) | (3,610) | (3,673) |
| Financing activities | 214 | 258 | (58) |
| Net increase/(decrease) in: | | | |
| Cash and cash equivalents | 186 | (1,328) | (1,046) |
| Cash and cash equivalents: | | | |
| Beginning of year | 1,541 | 2,869 | 3,915 |
| End of year | 1,727 | 1,541 | 2,869 |

We have historically been able to fund working capital and capital expenditures from operations, and expect to be able to finance our 2006 working capital requirements from cash on hand and funds generated from operations. Although the Company invests a portion of its excess funds generated from operations in short-term securities, including money market funds, treasury bills, and a portion in preferred stocks, the Company's primary plan for the use of cash is continuing significant research and development efforts to introduce new products.

Other matters that could affect the extent of funds required within the short-term and long-term include future acquisitions of other businesses or product lines. We may engage in discussions with third parties to acquire new products or businesses or to form joint ventures. These types of transactions may require additional funds from sources other than current operations. We believe that such funds would come from traditional institutional debt financing or other third party financing. We may also use our capital resources to enhance the Company's competitiveness in the marketplace by providing favorable credit terms to more customers, and increase stock levels of certain products to take advantage of market opportunities.

**Aggregate Contractual Obligations**

| Contractual Obligations | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 years | 3-5 years | More than 5 years |
| Operating Leases [1] | $ 173,301 | $ 173,301 | -0- | -0- | -0- |
| Purchase Obligations [2] | 2,407,116 | 2,407,116 | -0- | -0- | -0- |
| Total | $ 2,580,417 | $ 2,580,417 | -0- | -0- | -0- |

1 Future minimum rental payments under an operating lease for some leased facilities expiring November 30, 2006.

2 Open purchase orders primarily for raw materials, component parts, and other supplies that the Company uses to manufacture its products.

Since 1995, the Company has repurchased an aggregate of 1,755,978 shares of treasury stock at an average purchase price of $4.13 per share, pursuant to the Company's stock repurchase program. No repurchases were made in 2005, but the Company may purchase up to an additional 19,022 shares under the current stock repurchase program. The Company may seek an expansion of this program in the future if it believes repurchases continue to be in the best interests of the Company. Expansion of this program would also be funded from cash from operations.

The Company conducts some operations in leased facilities under an operating lease expiring on November 30, 2006. Future minimum rental payments under this lease are $171,000 for 2006.

***Segment Information*** The Company manages its businesses primarily on a product and services basis. The Company reports its operations as a single segment. See Note 15 of the Company's consolidated financial statements for additional segment data.

On or about January 27, 2006, Aviv Amirav filed a complaint against the Company in the U.S. District Court of Southern New York, captioned Aviv Amirav v. CMS Research Corporation, a wholly owned subsidiary of the Company, and O. I. Corporation. The plaintiff seeks injunctive relief, unspecified damages, including treble damages, attorneys' fees and costs for patent infringement, inducement to patent infringement and breach of contract relating to a patent licensed by Mr. Amirav to the Company. The Company is currently preparing its answer to the complaint, and plans to vigorously oppose the plaintiff's infringement and breach of contract claims. It is not possible at this stage of the case to determine what liability exposure, if any, is faced by the Company; however, an unfavorable outcome, including a determination that the Company is not entitled to the license and/or a determination that the Company's sales under the license are infringing transactions, could have a material adverse impact on the Company's results of operations.

Other than the items discussed above, management is not aware of other commitments or contingent liabilities, which would have a materially adverse effect on the Company's financial condition, results of operations, or cash flows.

**Cautionary Statements Regarding Forward-Looking Statements**

This Form 10-K includes certain statements that are deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning, among other things, (i) possible or assumed future results of operation, contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," (ii) prospects for the Company's business products; and (iii) other matters that are not historical facts. These forward-looking statements are identified by their use of terms and a phrase such as "believes," "expects" "anticipates," "intends," "estimates," "plans" and similar terms and phrases. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks, and uncertainties, many of which are beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause these differences include, but are not limited to, those set forth under Item 1A — Risk Factors.

## Item 7A. Quantitative and Qualitative Disclosures about Market Risk

***Market Risk.*** The Company is exposed to a variety of market risks, including changes in interest rates and the market value of its investments. In the normal course of business, the Company employs established policies and procedures to manage its exposure to changes in the market value of its investments.

The fair value of the Company's investments in debt and equity securities at December 31, 2005 and December 31, 2004 was $9,841,000 and $8,586,000, respectively. Year-to-date unrealized losses in the fair value of some of those investments are primarily due to recent increases in interest rates. The Company's investment policy is to manage its investment portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio by investing in multiple types of investment grade securities. The Company's investment portfolio is primarily invested in short-term securities, with at least an investment grade rating to minimize credit risk, and preferred stocks. Although changes in interest rates may affect the fair value of the investment portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments were sold. Approximately $1,000 was realized as a gain on the sales of such investments during the fourth quarter.

## Item 8. Financial Statements and Supplementary Data

***Management Responsibility for Financial Reporting*** Management is responsible for the integrity and objectivity of the data included in this report. Management believes it has provided financial information (both audited and unaudited) that is representative of the Company's operations, reliable on a consistent basis throughout the periods presented, and relevant for a meaningful appraisal of the Company. The financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management's judgment.

Established accounting procedures and related systems of internal control provide reasonable assurance that assets are safeguarded, that the books and records properly reflect all transactions, and that qualified personnel implement policies and procedures. Management periodically reviews the Company's accounting and control systems.

The Company's Audit Committee, composed of at least three members of the Board of Directors who are not employees of the Company, meets regularly with representatives of management and the independent registered public accountants to monitor the functioning of the accounting and control systems and to review the results of the audit performed by the independent registered public accountants. The independent registered public accountants and Company employees have full and free access to the Audit Committee without the presence of management.

The Audit Committee has full authority and responsibility to oversee the appointment, termination, funding, evaluation, and independence of the independent registered public accountants engaged by the Company.

The independent registered public accountants conduct an objective, independent examination of the financial statements. Their report appears as a part of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

Board of Directors
O. I. Corporation:

We have audited the accompanying consolidated balance sheets of O. I. Corporation (an Oklahoma corporation) and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O. I. Corporation and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Houston, Texas
March 3, 2006

## O. I. CORPORATION
## CONSOLIDATED BALANCE SHEETS

| | December 31 2005 | December 31 2004 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,726,645 | $ 1,541,000 |
| Accounts receivable-trade, net of allowance for doubtful accounts of $325,940 and $271,344, respectively | 6,324,499 | 4,898,290 |
| Investment in sales-type leases-current portion | 307,526 | 272,965 |
| Investments, at market | 9,840,704 | 8,585,532 |
| Inventories | 4,616,778 | 5,011,794 |
| Current deferred income tax assets | 904,400 | 697,812 |
| Other current assets | 178,774 | 181,551 |
| Total current assets | 23,899,326 | 21,188,944 |
| Property, plant and equipment, net | 3,229,386 | 3,404,240 |
| Investment in sales-type leases, net of current | 189,782 | 275,016 |
| Long-term deferred income tax assets | 538,654 | 286,597 |
| Intangible assets, net | 275,755 | 208,263 |
| Other assets | 26,319 | 23,641 |
| Total assets | $ 28,159,222 | $ 25,386,701 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable, trade | $ 1,427,626 | $ 1,896,793 |
| Accrued liabilities | 3,963,703 | 3,302,812 |
| Total current liabilities | 5,391,329 | 5,199,605 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.10 par value, 3,000,000 shares authorized, no shares issued and outstanding | -- | -- |
| Common stock, $0.10 par value, 10,000,000 shares authorized, 4,103,377 shares issued | 410,338 | 410,338 |
| Additional paid-in capital | 4,374,270 | 4,326,097 |
| Treasury stock, 1,249,572 and 1,295,967 shares, respectively, at cost | (5,456,134) | (5,660,918) |
| Retained earnings | 23,501,937 | 21,016,173 |
| Accumulated other comprehensive (loss) income, net | (62,518) | 95,406 |
| | 22,767,893 | 20,187,096 |
| Total liabilities and stockholders' equity | $ 28,159,222 | $ 25,386,701 |

The accompanying notes are an integral part of these consolidated financial statements.

## O. I. CORPORATION
## CONSOLIDATED STATEMENTS OF INCOME

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net revenues: | | | |
| Products | $ 26,521,944 | $ 25,562,048 | $ 22,210,242 |
| Services | 3,330,859 | 2,917,566 | 2,995,807 |
| Total net revenues | 29,852,803 | 28,479,614 | 25,206,049 |
| Cost of revenues: | | | |
| Products | 13,214,920 | 12,563,276 | 11,824,320 |
| Services | 1,459,805 | 1,448,772 | 1,461,350 |
| Total cost of revenues | 14,674,725 | 14,012,048 | 13,285,670 |
| Gross profit | 15,178,078 | 14,467,566 | 11,920,379 |
| Selling, general and administrative expenses | 8,797,890 | 8,218,685 | 7,224,661 |
| Research and development expenses | 3,669,670 | 2,998,044 | 2,697,851 |
| Acquired in-process research and development | -- | 483,140 | -- |
| Operating income | 2,710,518 | 2,767,697 | 1,997,864 |
| Other income: | | | |
| Interest income, net | 223,322 | 102,990 | 43,860 |
| Other income | 291,325 | 322,810 | 367,849 |
| Loss from unconsolidated investee | -- | (207,914) | (24,186) |
| Impairment of investment in unconsolidated investee | -- | (767,900) | -- |
| Income before income taxes | 3,225,165 | 2,217,683 | 2,385,387 |
| Provision for income taxes | (739,401) | (455,546) | (750,664) |
| Net income | $ 2,485,764 | $ 1,762,137 | $ 1,634,723 |
| Basic earnings per share | $ 0.88 | $ 0.63 | $ 0.59 |
| Diluted earnings per share | $ 0.85 | $ 0.61 | $ 0.58 |
| Weighted average number of shares outstanding: | | | |
| Basic shares | 2,836,506 | 2,793,619 | 2,756,430 |
| Diluted shares | 2,917,715 | 2,874,194 | 2,797,421 |

The accompanying notes are an integral part of these consolidated financial statements.

## O. I. CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Cash flows from operating activities: | | | |
| Net income | $ 2,485,764 | $ 1,762,137 | $ 1,634,723 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 556,058 | 540,825 | 461,340 |
| Acquired in-process research & development | -- | 483,140 | -- |
| Loss on obsolete inventory | 66,897 | 42,461 | 151,639 |
| Deferred income taxes | (377,285) | 78,157 | 87,865 |
| Gain on disposition of property | (5,002) | (7,805) | (12,820) |
| Loss from unconsolidated investee | -- | 207,914 | 24,186 |
| Impairment of investment in Intelligent Ion, Inc. (III) | -- | 767,900 | -- |
| Changes in assets and liabilities | | | |
| Accounts receivable | (1,426,209) | (538,734) | (585,125) |
| Inventories | 328,119 | (1,979,607) | 911,835 |
| Other current assets and investments in sales-type leases | 70,923 | (63,396) | (26,598) |
| Accounts payable | (469,167) | 590,717 | (6,493) |
| Accrued liabilities | 700,226 | 140,346 | 43,909 |
| Net cash provided by operating activities | 1,930,324 | 2,024,055 | 2,684,461 |
| Cash flows from investing activities: | | | |
| Purchase of Intelligent Ion, Inc. assets | -- | (588,140) | -- |
| Purchase of property plant, and equipment | (367,180) | (504,090) | (483,904) |
| Proceeds from sale of property plant, and equipment | 5,893 | 10,422 | 25,403 |
| Purchase of investments | (7,481,696) | (4,018,650) | (3,055,750) |
| Maturity/proceeds from sales of investments | 5,935,592 | 1,442,281 | 840,000 |
| Investment in unconsolidated investee | -- | -- | (1,000,000) |
| Cash value of life insurance | -- | 53,573 | -- |
| Change in other assets | (50,911) | (5,520) | 1,491 |
| Net cash used in investing activities | (1,958,302) | (3,610,124) | (3,672,760) |
| Cash flows from financing activities: | | | |
| Purchase of treasury stock | -- | -- | (143,105) |
| Proceeds from issuance of treasury stock | 213,623 | 257,823 | 85,410 |
| Net cash provided by (used in) financing activities | 213,623 | 257,823 | (57,695) |
| Net increase (decrease) in cash and cash equivalents | 185,645 | (1,328,246) | (1,045,994) |
| Beginning of year | 1,541,000 | 2,869,246 | 3,915,240 |
| End of year | $ 1,726,645 | $ 1,541,000 | $ 2,869,246 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during year for: | | | |
| Income taxes | 738,717 | 635,021 | 790,466 |
| Non-cash investing and financing activities: | | | |
| Offset of notes for advances to III in exchange for III assets | -- | 420,809 | -- |

The accompanying notes are an integral part of these consolidated financial statements.

**O. I. CORPORATION**
**CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY**

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Treasury Stock | Retained Earnings | Accumulated Other Comprehensive Income/(Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance, December 31, 2002 | 4,103,377 | $ 410,338 | $ 4,330,876 | $ (5,865,823) | $ 17,619,313 | $ 56,587 | $ 16,551,291 |
| Purchase of 28,600 shares of treasury stock | | | | (143,105) | | | (143,105) |
| Issuance of 16,300 shares from treasury for exercise of stock options | | | 5,495 | 66,194 | | | 71,689 |
| Issuance of 2,760 shares from treasury to Employee Stock Purchase Plan | | | 1,729 | 11,992 | | | 13,721 |
| Comprehensive income: | | | | | | | |
| Unrealized gain on investments, net of deferred tax expense of $59,635 | | | | | | 110,530 | |
| Net income | | | | | 1,634,723 | | |
| Total comprehensive income | | | | | | | 1,745,253 |
| Balance, December 31, 2003 | 4,103,377 | 410,338 | 4,338,100 | (5,930,742) | 19,254,036 | 167,117 | 18,238,849 |
| Issuance of 57,301 shares from treasury for exercise of stock options | | | (16,001) | 252,022 | | | 236,021 |
| Issuance of 2,584 shares from treasury to Employee Stock Purchase Plan | | | 3,998 | 17,802 | | | 21,800 |
| Comprehensive income: | | | | | | | |
| Unrealized loss on investments, net of deferred tax benefit of $30,499 | | | | | | (71,711) | |
| Net income | | | | | 1,762,137 | | |
| Total comprehensive income | | | | | | | 1,690,426 |
| Balance, December 31, 2004 | 4,103,377 | 410,338 | 4,326,097 | (5,660,918) | 21,016,173 | 95,406 | 20,187,096 |
| Issuance of 44,067 shares from treasury for exercise of stock options | | | (5,023) | 195,200 | | | 190,177 |
| Issuance of 2,178 shares from treasury to Employee Stock Purchase Plan | | | 13,862 | 9,584 | | | 23,446 |
| Excess tax benefit for disqualifying employee incentive stock option dispositions | | | 39,334 | | | | 39,334 |
| Comprehensive income: | | | | | | | |
| Unrealized loss on investments, net of deferred tax benefit of $81,360 | | | | | | (157,924) | |
| Net income | | | | | 2,485,764 | | |
| Total comprehensive income | | | | | | | 2,327,840 |
| Balance, December 31, 2005 | 4,103,377 | $ 410,338 | $ 4,374,270 | $ (5,456,134) | $ 23,501,937 | $ (62,518) | $ 22,767,893 |

The accompanying notes are an integral part of these financial statements.

## O. I. CORPORATION
## Notes to Consolidated Financial Statements

### Note 1. Organization and Summary of Significant Accounting Policies

O. I. Corporation, an Oklahoma corporation, was organized in 1963. O.I. Corporation designs, manufactures, markets, and services analytical, monitoring, and sample preparation products, components, and systems used to detect, measure, and analyze chemical compounds.

### *Summary of Significant Accounting Policies*

***Principles of Consolidation*** The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include the accounts of O. I. Corporation and its wholly owned subsidiary (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in the consolidated financial statements. The Company used the equity method to account for its unconsolidated investee (see further discussion below).

***Revenue Recognition*** The Company derives revenues from three sources—system sales, parts sales, and services. For system sales and parts sales, revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the contract price is fixed or determinable, title and risk of loss has passed to the customer, and collection is reasonably assured. The Company's sales are typically not subject to rights of return and, historically, sales returns have not been significant. System sales that do not involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, and that involve installation services are accounted for as multiple-element arrangements, where the fair value of the installation service is deferred when the product is delivered and recognized when the installation is complete. In all cases, the fair value of undelivered elements, such as accessories ordered by customers, is deferred until the related items are delivered to the customer. For certain other system sales that do involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, all revenue is generally deferred until customer acceptance. Deferred revenue from such system sales is presented as unearned revenues in accrued liabilities in the accompanying consolidated balance sheets.

Our products generally carry one year of warranty. Once the warranty period has expired, the customer may purchase an extended product warranty typically covering an additional period of one year. Extended warranty billings are generally invoiced to the customer at the beginning of the contract term. Revenue from extended warranties is deferred and recognized ratably over the duration of the contract. Unearned extended warranty revenue is included in unearned revenues in accrued liabilities in the accompanying consolidated balance sheets.

***Shipping and Handling Costs*** Shipping and handling costs are included in products cost of revenues.

***Cash and Cash Equivalents*** The Company considers all highly liquid cash investment instruments with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents at December 31, 2005 and 2004 are uninsured temporary cash investments in money market funds of $313,000 and $93,000, respectively. Additionally, the Company had at December 31, 2005 and 2004, $215,000 and $52,000, respectively, of cash balances in excess of the Federal Deposit Insurance Corporation limits.

***Accounts Receivable*** The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of its customers to make required payments and for estimated sales returns. Customers may not make payments or may return products due to a variety of reasons including deterioration of their financial condition or dissatisfaction with the Company's products. Management makes regular assessments of doubtful accounts and uses the best information available including correspondence with customers and credit reports. If the Company determines that there is impairment in the ability to collect payments from customers, additional allowances may be required.

***Investments*** The Company accounts for its investments using Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. This standard requires that certain debt and equity securities be adjusted to market value at the end of each accounting period. The Company invests in debt securities and preferred stocks. The Company's investments as of December 31, 2005 and 2004 consisted of preferred stock investments, medium-term commercial notes, short-term commercial paper, and Treasury bills. These investments were classified as available-for-sale and are stated at fair value at December 31, 2005 and 2004. The Company also had six-month Treasury bills at December 31, 2005 that were classified as available-for-sale. The unrealized gain (loss) on investments is reported net of tax as accumulated other comprehensive income (loss) in the accompanying consolidated statement of stockholders' equity. Realized gains and losses on sales of investments are determined on a specific identification basis and included in the consolidated statements of income. Declines in the fair value of individual available-for-sale securities below their carrying value that are other than temporary, result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

***Investment in Sales-Type Leases*** The Company's leasing operations consist of leasing analytical instruments. All of the Company's leases are classified as sales-type leases. These leases typically expire over a four-year period. The Company recognizes as revenues the principal portion of sales-type leases upon initiation of the lease. Interest is deferred and recognized as revenues over the initial term of the lease. Security deposits are deferred until the lease expires and either recognized as revenues or returned to the customer, as appropriate.

***Inventories*** Inventories consist of electronic equipment and various components and are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. The Company maintains a reserve for inventory obsolescence and regularly evaluates its inventory. Items with no movement in six months or more are reserved or written off. The Company also provides impairments for items that have realizable value below cost.

***Loss from Unconsolidated Investee.*** The Company's losses from its investment in Intelligent Ion, Inc. (III) represented its proportionate share of III's losses under the equity method of accounting. The Investment in III was written off in 2004.

***Property, Plant, and Equipment*** Property, plant, and equipment is recorded at cost and depreciated over the estimated useful lives of 3 to 40 years using the straight-line method. Improvements of leased properties are amortized over the shorter of the life of the applicable lease term or the estimated useful life. Repairs and maintenance are expensed as incurred.

***Intangible Assets*** Intangible assets primarily include patents that are amortized on a straight-line basis over their estimated useful lives, seventeen years. U.S. GAAP requires that long-lived assets to be held and used, including intangible assets, be reviewed for impairment whenever changes in circumstances indicate that the carrying value may not be recoverable. The carrying value is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset.

***Product Warranties*** Products are sold with warranties ranging from 90 days to one year, and extended warranties may be purchased for some products. The Company establishes a reserve for warranty expenditures and then adjusts the amount of reserve, annually, if actual warranty experience is different than accrued. The Company makes estimates of these costs based on historical experience and on various other assumptions including historical and expected product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage, or service delivery costs differ from estimates, revisions to the estimated warranty liability would be required.

***Research and Development Costs*** Research and development costs are expensed as incurred.

***Advertising Costs*** All advertising costs are expensed as incurred and included in selling and administrative expenses in the consolidated statements of income. Advertising expenses for 2005, 2004 and 2003 were $147,341, $201,560 and $183,392, respectively.

***Income Taxes*** The Company provides for deferred taxes in accordance with SFAS No. 109, *Accounting for Income Taxes,* which requires the Company to use the asset and liability approach to account for income taxes. This approach requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The provision for income taxes is based on income before income taxes as reported in the accompanying consolidated statements of income.

***Financial Instruments*** SFAS No. 107, *Disclosure About Fair Value of Financial Instruments* defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. Due to their near-term maturities, the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are considered equivalent to fair value. The Company does not have any off-balance sheet financial instruments.

***Concentrations of Credit Risk*** Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of investments and trade receivables. The Company places its available cash in money market funds, investment grade domestic corporate bonds, and highly rated corporate preferred stocks. The Company's investments are subject to fluctuations based on interest rates and trading conditions prevailing in the marketplace. The Company sells its products primarily to large corporations, environmental testing laboratories, and governmental agencies. The majority of its customers are located in the U. S. and all sales are denominated in U.S. dollars. The Company performs ongoing credit evaluations of its customers to minimize credit risk. However, agencies of the U.S. government constitute a significant percentage of the Company's revenues (See Note 15). Any federal budget cuts or changes in regulations affecting the U.S. chemical warfare programs or the U.S. Environmental Protection Agency may have a negative impact on the Company's future revenues.

***Earnings Per Share*** The Company reports both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. Stock options are the only dilutive potential shares the Company has outstanding. The weighted average of shares used in the basic earnings per share calculation was 2,836,506 in 2005, 2,793,619 in 2004, and 2,756,430 in 2003. The weighted average number of shares used in the diluted earnings per share computation was 2,917,715 in 2005, 2,874,194 in 2004, and 2,797,421 in 2003. At December 31, 2005, options to acquire 8,000 shares at the weighted average exercise price of $11.65 were not included in the computations of dilutive earnings per share as their effect would be anti-dilutive. There were no anti-dilutive options outstanding for the year ended December 31, 2004. At December 31, 2003 options to acquire 84,400 shares at the weighted average exercise price of $6.24 were not included in the computations of dilutive earnings per share as their effect would be anti-dilutive.

***Comprehensive Income (Loss)*** Effective January 1, 1998, the Company adopted SFAS No. 130, *Reporting Comprehensive Income*. This Statement established standards for reporting and display of comprehensive income and its components. Net income and unrealized gains and losses on available-for-sale investments are the Company's only components of comprehensive income (loss).

***Stock-Based Compensation*** At December 31, 2005, the Company has three stock-based employee compensation plans, which are described more fully in Note 10. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*:

| | Year ended December 31 (in thousands) | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net income, as reported | $ 2,486 | $ 1,762 | $ 1,635 |
| Deduct: Total stock-based compensation expense determined under fair value based method for awards granted, modified, or settled, net of related tax effects | 96 | 72 | 49 |
| Pro forma net income | $ 2,390 | $ 1,690 | $ 1,586 |

| | | | |
|---|---|---|---|
| Earnings per share: | | | |
| Basic—as reported | $ 0.88 | $ 0.63 | $ 0.59 |
| Basic—pro forma | $ 0.84 | $ 0.61 | $ 0.58 |
| Diluted—as reported | $ 0.85 | $ 0.61 | $ 0.58 |
| Diluted—pro forma | $ 0.82 | $ 0.59 | $ 0.57 |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2005, 2004, and 2003, respectively: dividend yield of zero for each year; expected volatility of 27, 27, and 37 percent; risk-free interest rates of 3.48, 3.10, and 3.91 percent; and expected lives of three, seven and seven years. The weighted average fair value at the date of grant for options granted during 2005, 2004, and 2003 was $2.61, $2.93, and $2.25, respectively.

***Use of Estimates*** The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

***Recent Pronouncements*** In December 2004, the Financial Accounting Standards Board issued Statement 123 (revised 2004), Share-Based Payment (SFAS 123(R)). SFAS 123(R) requires that the costs of employee share-based payments be measured at fair value on the awards' grant date using an option-pricing model and recognized in the financial statements over the requisite service period. SFAS 123(R) does not change the accounting for stock ownership plans, which are subject to American Institute of Certified Public Accountants SOP 93-6, "Employer's Accounting for Employee Stock Ownership Plans." SFAS 123(R) supersedes APB Opinion 25, "Accounting for Stock Issued to Employees" and its related interpretations and eliminates the alternative to use APB Opinion 25's intrinsic value method of accounting, which the Company used through December 31, 2005.

The Company will adopt Statement 123(R) on January 1, 2006, using the modified prospective method, whereby we will apply Statement 123(R) to new and modified awards beginning January 1, 2006. Additionally, we will be required to recognize compensation cost as expense for the portion of outstanding unvested awards, based on the grant-date fair value of those awards calculated using the Black-Scholes option pricing model under Statement 123 for pro forma disclosures. The effect of adopting Statement 123(R) for current outstanding options, not including future grants in 2006, will decrease the Company's net income by approximately $51,000 during 2006.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43", which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005

The FASB has issued SFAS No. 154, "Accounting Changes and Error Corrections". This new standard replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements". Among other changes, SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of SFAS 154 is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

On June 8, 2005, the FASB issued a FASB Staff Position (FSP) interpreting FASB Statement No. 143, "Accounting for Asset Retirement Obligations." Specifically, the FASB issued FSP FAS 143-1, "Accounting for Electronic Equipment Waste Obligations." This standard addresses the accounting for obligations associated with Directive 2002/96/EC, Waste Electrical and Electronic Equipment, which was adopted by the European Union. The FSP provides guidance on how to account for the effects of the Directive but only with respect to historical waste (i.e., waste associated with products placed on the market on or before August 13, 2005). The guidance in the FSP is required to be applied the later of (1) the first reporting period ending after June 8, 2005, or (2) the date of the adoption of the law by the applicable EU-member country. As of December 31, 2005, many EU-member countries had not yet adopted the Directive, and the Company is still evaluating the impact, if any, of FSP FAS 143-1 on its financial position, cash flow, or results of operations.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP provides guidance on determining if an investment is considered to be impaired, if the impairment is other-than-temporary and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends Statement 115, *Accounting for Certain Investments in Debt and Equity Securities*, and is effective for reporting periods beginning after December 15, 2005. The Company is currently accounting for investments in accordance with this guidance, and therefore, the adoption of this FSP will not have a material impact on the Company's results of operations or financial position.

In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments (" FAS 155"), which amends FASB Statement No. 133 and FASB Statement 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, FASB Statement No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not intend to issue or acquire the hybrid instruments included in the scope of FAS 155 and does not expect the adoption of FAS 155 to affect future reporting or disclosures.

**Note 2. Investment in Unconsolidated Investee**

On December 11, 2003, the Company made a $1,000,000 investment in Intelligent Ion, Inc. ("III") Series A Preferred Stock, which was a condition precedent to entering into the Product Purchase Agreement. During the year ended December 31, 2004, the Company recorded approximately $208,000 in losses from its share of the results of operations of III. The Company decided to write off the remaining book value of its investment in III, totaling $768,000 as of September 30, 2004 in recognition of an other than temporary decline in its fair value. The Company based its conclusion primarily on III's inability to meet development milestones in a timely manner, and its inability to raise funds necessary for working capital. The write-off was a non-cash charge.

In December 2004, the Company completed the purchase of certain assets of III, including assignment of license agreements and intellectual property owned by III, prototype products, software, and research assets. The completion of the purchase terminated the strategic alliance between the Company and III. The purchase price was approximately $600,000, which included offset of indebtedness by the Company of approximately $421,000. The purchase price of certain assets of III was assigned to the fair value of the assets acquired, including the in-process research and development. As of the acquisition date, technological feasibility of the in-process technology had not been established and the technology had no alternative future use. Accordingly, the in-process research and development of $483,000 at the date of the acquisition was expensed.

The amount of the purchase price allocated to in-process research and development was based on widely established valuation techniques. The fair value assigned to the acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. The key assumptions used in the valuation include, among others, expected completion date of the in-process projects identified as of the acquisition date, estimated costs to complete the projects, revenue contributions and expense projections assuming the resulting product has entered the market, and discount rate based on the risks associated with the development life cycle of the in-process technology acquired. The discount rate used in the present value calculations, 20%, is normally obtained from a weighted-average cost of capital analysis, adjusted upward to account for the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances that could potentially impact the estimates. The valuation assumptions do not include significant cost savings.

Other than the $105,000 of value assigned to the purchased intangible assets, no other amounts remain on the Company's consolidated balance sheet related to III as of December 31, 2005 or 2004.

**Note 3. Net Investment in Sales-Type Leases**

The following lists the components of the net investment in sales-type leases as of December 31:

| | 2005 | 2004 |
|---|---|---|
| Total minimum lease payments to be received | $ 497,308 | $ 547,981 |
| Less: Unearned income | (45,409) | (68,090) |
| Net investment in sales-type leases | $ 451,899 | $ 479,891 |

At December 31, 2005, minimum lease payments for each of the five succeeding fiscal years are as follows: $307,526 in 2006, $131,338 in 2007, $57,464 in 2008, $980 in 2009, and $0 in 2010.

**Note 4. Inventories**

Inventories, which include material, labor, and manufacturing overhead, on December 31, 2005 and 2004, consisted of the following:

| | 2005 | 2004 |
|---|---|---|
| Raw materials | $ 3,296,685 | $ 3,055,911 |
| Work-in-process | 650,668 | 1,071,486 |
| Finished goods | 669,425 | 884,397 |
| | $ 4,616,778 | $ 5,011,794 |

An expense for obsolete inventory was determined in 2005 and 2004 by taking the total of the inventory related to discontinued products and consistent with the Company's policy relating to obsolete inventory, the total of other inventory with no movement in six months including excess, which the Company determined is no longer saleable based on available market information. The expense for obsolete inventory totaled approximately $67,000 in 2005, approximately $42,000 in 2004, and approximately $151,000 in 2003. These expenses are included in cost of revenues in the consolidated statements of income

**Note 5. Property, Plant, and Equipment**

Property, plant, and equipment at cost on December 31, 2005 and 2004, consisted of the following:

| | Estimated Useful Lives | 2005 | 2004 |
|---|---|---|---|
| Land | | $ 40,462 | $ 40,462 |
| Buildings | 33 to 40 years | 3,847,835 | 3,845,499 |
| Leasehold improvements | 5 years | 121,132 | 117,522 |
| Furniture and equipment | 3 to 10 years | 3,640,322 | 3,316,298 |
| | | 7,649,751 | 7,319,781 |
| Less accumulated depreciation | | (4,420,365) | (3,915,541) |
| | | $ 3,229,386 | $ 3,404,240 |

Depreciation expenses totaled $541,148 and $531,565 for the years ended December 31, 2005 and 2004, respectively.

**Note 6. Investments**

Investments considered available-for-sale at December 31, 2005 and 2004, consisted of the following:

| | 2005 | 2004 |
|---|---|---|
| Marketable equity securities | $ 3,742,675 | $ 4,436,755 |
| Corporate securities | 4,604,445 | 1,465,855 |
| Other securities | 500,000 | 500,000 |
| U.S. Government and federal agency securities | 993,584 | 2,182,922 |
| | $ 9,840,704 | $ 8,585,532 |

| | December 31, 2005 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Securities Available-for-Sale | | | | |
| Debt securities: | | | | |
| U.S. Government and federal agency | $ 993,584 | $ 0 | $ 0 | $ 993,584 |
| Corporate | 4,716,540 | 0 | (112,095) | 4,604,445 |
| Other | 500,000 | 0 | 0 | 500,000 |
| Total debt securities | 6,210,124 | 0 | (112,095) | 6,098,029 |
| Marketable equity securities | 3,725,305 | 147,238 | (129,868) | 3,742,675 |
| Total securities available-for-sale | $ 9,935,429 | $ 147,238 | $ (241,963) | $ 9,840,704 |

| | December 31, 2004 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Securities Available-for-Sale | | | | |
| Debt securities: | | | | |
| U.S. Government and federal agency | $ 2,182,922 | $ 0 | $ 0 | $ 2,182,922 |
| Corporate | 1,500,000 | 0 | (34,145) | 1,465,855 |
| Other | 500,000 | 0 | 0 | 500,000 |
| Total debt securities | 4,182,922 | 0 | (34,145) | 4,148,777 |
| Marketable equity securities | 4,258,055 | 278,647 | (99,947) | 4,436,755 |
| Total securities available-for-sale | $ 8,440,977 | $ 278,647 | $ (134,092) | $ 8,585,532 |

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2005 follows:

| | Available for Sale | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Within 1 year | $ 4,710,124 | $ 4,710,124 |
| Over 1 year through 5 years | 1,500,000 | 1,387,905 |
| | $ 6,210,124 | $ 6,098,029 |

For the years ended December 31, 2005, 2004 and 2003, proceeds from sales of securities available for sale amounted to $533,513, $978,113 and $840,000, respectively. Gross realized gains amounted to $38,949, $70,282 and $12,739 in 2005, 2004 and 2003, respectively. Gross realized losses amounted to $38,193, $88,802, and $573 in 2005, 2004, and

2003, respectively. For the years ended December 31, 2005, 2004 and 2003, dividend income amounted to $262,126, $263,479, and $277,103, respectively.

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

| | 2005 | | | |
|---|---|---|---|---|
| | Less Than Twelve Months | | Over Twelve Months | |
| | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value |
| Securities Available for Sale | | | | |
| Debt securities: | | | | |
| U.S. Government and federal agency | $ 0 | $ 0 | $ 0 | $ 0 |
| Corporate | 0 | 0 | 112,095 | 1,387,905 |
| Other | 0 | 0 | 0 | 0 |
| Total debt securities | 0 | 0 | 112,095 | 1,387,905 |
| Marketable equity securities | 49,892 | 1,040,655 | 79,975 | 836,000 |
| Total securities available-for-sale | $ 49,892 | $ 1,040,655 | $ 192,070 | $ 2,223,905 |

| | 2004 | | | |
|---|---|---|---|---|
| | Less Than Twelve Months | | Over Twelve Months | |
| | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value |
| Securities Available for Sale | | | | |
| Debt securities: | | | | |
| U.S. Government and federal agency | $ 0 | $ 0 | $ 0 | $ 0 |
| Corporate | 26,595 | 473,405 | 7,550 | 992,450 |
| Other | 0 | 0 | 0 | 0 |
| Total debt securities | 26,595 | 473,405 | 7,550 | 992,450 |
| Marketable equity securities | 76,947 | 887,050 | 23,000 | 506,500 |
| Total securities available-for-sale | $ 103,542 | $ 1,360,455 | $ 30,550 | $ 1,498,950 |

All investments are at market values based upon quoted market prices as of December 31. The Company does not believe these unrealized losses are "other than temporary" as (1) the Company has the ability and intent to hold the investments to maturity, or a period of time sufficient to allow for a recovery in market value; (2) it is not probable that the Company will be unable to collect the amounts contractually due; and (3) no decision to dispose of the investments was make prior to the balance sheet date.

**Note 7. Intangible Assets**

Intangible assets on December 31, 2005 and 2004 consisted of the following:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Patents | $ 336,853 | $ (159,922) | $ 254,451 | $ (151,188) |
| Rights to Licenses | 105,000 | (6,176) | 105,000 | -0- |
| | $ 441,853 | $ (166,098) | $ 359,451 | $ (151,188) |

Amortization expense charged to operations amounted to approximately $14,910, $23,104, and $9,613, for the years ended December 31, 2005, 2004, and 2003, respectively, including $12,000 expense during 2004 due to the abandonment of a patent.

| Estimated future amortization expense: | |
|---|---|
| For year ended 12/31/06 | $ 15,991 |
| For year ended 12/31/07 | $ 15,408 |
| For year ended 12/31/08 | $ 14,705 |
| For year ended 12/31/09 | $ 14,705 |
| For year ended 12/31/10 | $ 13,932 |

Each year, the Company performs an annual evaluation of the future prospects of certain products and their related inventory and intangible assets. The Company evaluated its remaining intangible assets in 2005 and in 2004 and determined that no impairment charge was necessary.

**Note 8. Accrued Liabilities**

Accrued liabilities on December 31, 2005 and 2004, consisted of the following:

| | 2005 | 2004 |
|---|---|---|
| Accrued compensation and other related expenses | $ 1,506,029 | $ 1,356,481 |
| Accrued warranties | 635,669 | 650,861 |
| Unearned revenues | 431,989 | 301,457 |
| Unearned revenues - service contracts | 428,375 | 413,995 |
| Unearned revenues/deposits - sales-type leases | 165,316 | 168,780 |
| Other liabilities and accrued expenses | 796,325 | 411,238 |
| | $ 3,963,703 | $ 3,302,812 |

**Note 9. Product Warranty Liabilities**

The changes in the Company's product warranty liability on December 31, 2005 and 2004 are as follows:

| | 2005 | 2004 |
|---|---|---|
| Liabilities, beginning of year | $ 650,861 | $ 707,225 |
| Expense for new warranties issued | 485,932 | 341,766 |
| Warranty claims | (501,124) | (398,130) |
| Liabilities, end of year | $ 635,669 | $ 650,861 |

**Note 10. Stock Option and Stock Purchase Plan**

In 1987, the Company established a stock option and stock appreciation rights plan (1987 Plan) qualified under Section 422 of the Internal Revenue Code of 1986. The 1987 Plan expired in accordance with its terms on December 31, 1997. Options granted to purchase 3,100 shares remain outstanding under the 1987 Plan at December 31, 2005.

During 1992, the Company's Board of Directors, and during 1993, the Company's stockholders, approved the O. I. Corporation 1993 Incentive Compensation Plan (1993 Plan). The 1993 Plan expired in accordance with its terms in December 2002. Options granted to purchase 157,522 shares remain outstanding under the 1993 plan at December 31, 2005.

The 2003 Incentive Compensation Plan (the "Incentive Plan") was adopted by the Board of Directors on February 25, 2002, and approved by the Company's shareholders at the annual meeting of shareholders on May 6, 2002. The Incentive Plan became effective on January 1, 2003. Key personnel and non-employee directors of the Company are eligible to participate in the Incentive Plan. The purpose of the Incentive Plan is to attract, retain, and motivate key employees and non-employee directors of the Company by providing additional benefits to such employee and non-employee directors by way of granting stock options, stock appreciation rights ("SARs"), stock awards and performance awards. The Incentive Plan is administered by the Compensation Committee. Members of the Compensation Committee are not eligible to participate under the Incentive Plan, other than to receive stock option grants and awards of stock on a formula basis as set forth in the Plan. The 2003 Plan also provides that each non-employee director will be awarded 3,000 shares of restricted stock upon his initial election to the Board of Directors.

The aggregate number of shares of the Company's common stock as to which awards may be granted under the Incentive Plan is 350,000, subject to adjustments as described in the Incentive Plan; provided, however, that 150,000 shares of Common Stock shall be reserved for the grant of incentive stock options under the Incentive Plan. The Incentive Plan terminates on December 31, 2012.

The option price for each stock option is determined by the Compensation Committee, but in no event may the exercise price per share be less than the market value per share (as defined in the Plan) on the date of the grant; provided, however, that in the case of an employee who, at the time an incentive stock option is granted, owns (within the meaning of Section 424(d) of Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary corporation, then the exercise price for the incentive stock option shall be at least 110% of the market value per share of Common Stock at the time of grant.

The Company registered the shares of Common Stock issuable pursuant to the Incentive Plan under the Securities Act of 1933, as amended, on Form S-8 on June 18, 2003.

Activity under the 1987 Plan, the 1993 Plan and the 2003 Plan for each of the three years in the period ended December 31 was as follows:

| | Shares | Price Per Share | Weighted Average Price per Share |
|---|---|---|---|
| Options outstanding, December 31, 2002 | 324,306 | $ 2.50 – 6.52 | $ 4.35 |
| Options granted | 18,500 | 4.00 – 4.15 | 4.09 |
| Options exercised | (16,300) | 3.125 – 6.52 | 4.64 |
| Options forfeited or cancelled | (37,500) | 3.875 – 6.52 | 5.43 |
| Options outstanding, December 31, 2003 | 289,006 | 2.50 – 6.52 | 4.41 |
| Options granted | 53,600 | 7.87 – 8.36 | 8.29 |
| Options exercised | (56,201) | 2.50 – 6.52 | 4.13 |
| Options forfeited or cancelled | (13,900) | 3.125 – 8.36 | 4.91 |
| Options outstanding, December 31, 2004 | 272,705 | 2.50 – 8.36 | $ 5.20 |
| Options granted | 8,000 | 11.65 | 11.65 |
| Options exercised | (44,217) | 2.50 – 8.36 | 4.31 |
| Options forfeited or cancelled | (1,300) | 3.50 – 8.36 | 4.62 |
| Options outstanding, December 31, 2005 | 235,188 | $ 2.90 – 11.65 | $ 5.60 |

There were 187,888, 165,476, and 175,452, share options exercisable at December 31, 2005, 2004, and 2003, respectively.

The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2005:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Ranges of Exercise Prices | Shares | Weighted Average Remaining Life in Years | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| $2.90 - $4.03 | 98,539 | 5.2 | $ 3.85 | 82,339 | $ 3.84 |
| $4.12 - $6.52 | 77,383 | 4.3 | $ 5.42 | 72,283 | $ 5.51 |
| $7.87 - $11.65 | 59,266 | 8.4 | $ 8.74 | 33,267 | $ 9.03 |

In 1989, the Company established an Employee Stock Purchase Plan, which the Board of Directors, in 1998, re-authorized to continue in its same format. Under the plan provisions, employees may purchase shares of the Company's common stock on a regular basis through payroll deductions. Any person who is a full-time employee of the Company is eligible to participate in the plan, with each participant's purchases limited to 10% of annual gross compensation. The Compensation Committee of the Board of Directors administers the plan. Shares of common stock are purchased in the open market or issued from shares held in treasury. The Company pays all commissions and contributes an additional 15% for the purchase of shares that are distributed to eligible participating employees. The Company's contribution to the plan was not significant in any of the years reported. The aggregate number of shares of common stock available for purchase under this plan is 200,000. As of December 31, 2005, 65,353 shares had been purchased under the plan.

**Note 11. Stockholders' Equity**

The Company's Articles of Incorporation authorize the issuance of up to 3,000,000 shares of preferred stock with $0.10 par value per share. The voting rights, dividend rate, redemption price, rights of conversion, rights upon liquidation, and other preferences are subject to determination by the Board of Directors. As of December 31, 2005, no preferred stock had been issued and none is outstanding.

The Company's Board of Directors has authorized the Company to repurchase shares of its common stock through open market purchases or privately negotiated transactions. Since 1995, the Company has repurchased an aggregate 1,755,978 shares related to these authorizations. The shares are held by the Company and accounted for using the cost method. The Company is authorized to purchase up to 19,022 additional shares as of December 31, 2005.

**Note 12. Income Taxes**

The Company's operations are only taxed under domestic jurisdictions.

The provision for income taxes is summarized as follows:

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Current provision: | | | |
| Federal | $ 883,835 | $ 335,194 | $ 481,393 |
| State | 232,856 | 130,338 | 120,861 |
| Deferred provision (benefit) | (377,290) | (9,986) | 148,410 |
| | $ 739,401 | $ 455,546 | $ 750,664 |

The provision for income taxes differs from the amount computed by applying the federal statutory rates for the following reasons:

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Tax at statutory rate | 34.0% | 34.0% | 34.0% |
| State income taxes, net of federal benefit | 4.8 | 6.0 | 6.0 |
| Future research and development credits | (5.6) | (7.7) | (5.5) |
| Past research and development credits | (7.3) | -- | -- |
| Dividends received deduction | (1.9) | (2.8) | (2.8) |
| Disqualifying incentive stock option dispositions | -- | (2.5) | -- |
| Extraterritorial Income Exclusion | (1.4) | (1.5) | -- |
| Other, net | 0.3 | (5.0) | (0.2) |
| | 22.9% | 20.5% | 31.5% |

Deferred tax assets (liabilities) are comprised of the following at December 31, 2005 and 2004:

| | 2005 | 2004 |
|---|---|---|
| Current: | | |
| Warranty reserve | $ 254,268 | $ 293,765 |
| Bad debt allowance | 115,840 | 102,772 |
| Inventory reserve | 236,825 | 97,135 |
| Uniform capitalization | 184,963 | 161,448 |
| Accrued vacation | 76,735 | 78,460 |
| Other | 35,769 | (35,768) |
| Total current | $ 904,400 | $ 697,812 |
| Noncurrent: | | |
| Depreciation | $ 348,343 | $ 80,578 |
| Deferred compensation | 47,447 | 47,447 |
| Intangibles | 29,856 | 91,265 |
| Other | 113,008 | 67,307 |
| Total noncurrent | 538,654 | 286,597 |
| Net tax asset before valuation allowance | 1,443,054 | 984,409 |
| Valuation allowance | -- | -- |
| Net deferred tax asset | $ 1,443,054 | $ 984,409 |

**Note 13. Employee Benefit Plans**

The Company maintains a Retirement Savings Plan (the 401(k) Plan) for its employees, which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company's contributions to the 401(k) Plan are discretionary. Employees vest immediately in their contributions and vest in the Company's contributions ratably over five years. The Company made contributions of $225,000, $176,000, and $125,000 to the 401(k) Plan for the years ended December 31, 2005, 2004, and 2003, respectively.

**Note 14. Commitments and Contingencies**

The Company has an agreement with the former owner of Floyd Associates, Inc. to pay a royalty equal to 5% of the net revenue earned from certain microwave-based products up to a maximum amount of $1,182,500. The contingent liability arose as a result of the acquisition of Floyd in 1994. No minimum payments are required in the agreement. The Company recognized royalty expense related to this agreement of $19,231, $22,589, and $23,874 in 2005, 2004, and 2003, respectively.

The Company leases approximately 20,000 sq. ft. of office, engineering, laboratory, production, and warehouse space in Pelham, Alabama, a suburb of Birmingham, under a lease expiring in November 2006. The Company also leases 500 sq. ft of office space in Edgewood, Maryland, which can be renewed annually. Rental expense recognized in 2005, 2004, and 2003, was $196,664, $195,535, and $191,904, respectively. Future minimum rental payments under these leases for each year of the next five successive years are $171,050, $-0-, $-0-, $-0-, and $-0-.

Other than as described below, there are no material pending legal proceedings other than ordinary, routine litigation incidental to the business to which the Company is a party or of which any of its property is subject.

The Company and its wholly-owned subsidiary CMS Research Corp. ("CMS Research") have been sued by Aviv Amirav ("Amirav") in a Complaint filed in the United States District Court for the Southern District of New York on January 26, 2006 styled Amirav v. CMS Research Corp. and O.I. Corporation, Case No. 06-Civ-00659. The Complaint alleges (i) infringement and contributory infringement of United States patent no. 5,153,673, issued to Amirav, and (ii) breach of a license agreement between Amirav and CMS Research. Amirav's Complaint seeks (i) preliminary and permanent injunctive relief, (ii) actual damages in an unspecified amount, treble damages, and punitive damages, and (iii) attorneys' fees, interest, and other relief. The Company is currently preparing its answer to the complaint, and plans to vigorously oppose the plaintiff's. It is not possible at this stage of the case to determine what liability exposure, if any, is faced by the Company; however, an unfavorable outcome, including a determination that the Company is not entitled to the license and/or a determination that the Company's sales under the license are infringing transactions, would have a material adverse impact on the Company's results of operations.

The ultimate resolution of these matters could have a material, adverse effect on the Company's financial position and results of operations.

**Note 15. Segment Data**

The Company adopted SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* SFAS 131 designates the internal reporting that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosure about products and sources, geographic areas and major customers. The Company aggregates its segments as one reportable segment based on the similar characteristics of their operations.

Revenues related to operations in the U.S. and foreign countries for the years ended December 31, 2005, 2004, and 2003, are presented below. Revenues from external customers are attributed to individual countries based upon locations to which the product is shipped. Long-lived assets related to continuing operations in the U.S. and foreign countries as of the years ended December 31, 2005, 2004, and 2003, are as follows:

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net revenues from unaffiliated customers: | | | |
| United States | $ 21,321,535 | $ 20,074,606 | $ 18,441,929 |
| Foreign | $ 8,531,268 | $ 8,405,008 | $ 6,764,120 |
| Long-lived assets at end of year: | | | |
| United States | $ 3,229,386 | $ 3,404,240 | $ 3,434,333 |

One customer accounted for approximately 16% of revenues in 2005 and 11% of revenues in 2004. No single customer accounted for more than 10% of revenues in 2003. Sales to federal, state, and municipal governments accounted for 25% of total revenues in 2005, 24% of total revenues in 2004, and 20% of total revenues in 2003.

Sales to the Asia-Pacific region were approximately 13% of net revenues for 2005, 16% of net revenues for 2004 and 13% of net revenues for 2003; and sales to the European-African region were approximately 12% of net revenues for 2005 and 10% of net revenues for 2004.

**Note 16. Quarterly Information (Unaudited)**

Quarterly financial information for 2005 and 2004 is summarized as follows:

| *($ in thousands, except per share amounts)* 2005 | First Qtr. | Second Qtr. | Third Qtr. | Fourth Qtr. |
|---|---|---|---|---|
| Net revenues | $ 7,700 | $ 7,024 | $ 7,239 | $ 7,889 |
| Gross profit | 4,055 | 3,559 | 3,550 | 4,014 |
| Net income | 620 | 442 | 463 | 961 |
| Basic earnings per share | 0.22 | 0.16 | 0.16 | 0.34 |
| Diluted earnings per share | 0.21 | 0.15 | 0.16 | 0.33 |

| *($ in thousands, except per share amounts)* 2004 | First Qtr. | Second Qtr. | Third Qtr. | Fourth Qtr. |
|---|---|---|---|---|
| Net revenues | $ 6,394 | $ 7,329 | $ 7,756 | $ 7,001 |
| Gross profit | 3,336 | 3,629 | 4,017 | 3,486 |
| Net income | 426 | 515 | 351 | 470 |
| Basic earnings per share | 0.15 | 0.19 | 0.13 | 0.16 |
| Diluted earnings per share | 0.15 | 0.18 | 0.12 | 0.16 |

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with our independent registered public accountants.

## Item 9A. Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of December 31, 2005, an evaluation was carried out under the supervision and with the participation of the Company's management, including the chief executive officer and principal financial officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the chief executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures are effective. Subsequent to the date of their evaluation, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls.

The Company's management, including the CEO and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

## PART III

### Item 10. Directors and Executive Officers of the Registrant

The information concerning officers, directors and nominees for director of the Company is presented in the sections entitled "Nominees for Board of Directors" and "Executive Officers of the Registrant" of the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders to be held on May 8, 2006, which sections are incorporated in this annual report on Form 10-K by reference. The information concerning compliance with 16(a) of the Securities Exchange Act of 1934, as amended, is presented in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement for the 2006 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

Information concerning our audit committee and our audit committee financial expert is set forth in the section entitled "The Board of Directors and its Committees," in our Proxy Statement for the 2006 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

Information concerning our Code of Ethics is set forth in the section entitled "Code of Ethics" in our Proxy Statement for the 2006 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

### Item 11. Executive Compensation

Information concerning executive compensation is set forth in the section entitled "Executive Compensation" in our Proxy Statement for the 2006 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management

Information for this item is set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for the 2006 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

Information concerning securities authorized for issuance under our equity compensation plans is set forth in Part II of Item 5 of this Form 10-K and is incorporated in Item 12 of this annual report on Form 10-K by reference.

### Item 13. Certain Relationships and Related Transactions

Information for this item is set forth in the section entitled, "Certain Transactions, Employment Contracts, Termination of Employment and Change-in-Control Arrangements" in our Proxy Statement for the 2006 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

### Item 14. Principal Accounting Fees and Services

Information for this item is set forth in the section entitled "Principal Accounting Fees and Services" in our Proxy Statement for the 2006 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

## PART IV

### Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Consolidated Financial Statements of O. I. Corporation and its subsidiary that are included in Part II, Item 8:



(a) 2. Financial Statement Schedules required to be filed by Item 8 of this Form:

All schedules are omitted, as they are not required, or are not applicable, or the required information is included in the financial statements or notes thereto.

(a) 3. Exhibits

3.1 Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year-ended December 31, 2001 and incorporated herein by reference).

3.2 Amended and restated Bylaws of the Company (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year-ended December 31, 2002 and incorporated herein by reference).

*10.1 Amended and Restated 1987 Stock Option and SAR Plan (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 33-24505) and incorporated herein by reference).

*10.2 Employee Stock Purchase Plan (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 33-62209) and incorporated herein by reference).

*10.3 Employment Agreement between the Company and William W. Botts (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

*10.4 Value-Added Reseller Agreement between the Company and Hewlett-Packard Company (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).

*10.5 1993 Incentive Compensation Plan (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).

*10.6 Registration Rights Agreement among O. I. Corporation and the former shareholders of CMS Research Corporation dated January 4, 1994 (filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

*10.7 2003 Incentive Compensation Plan (filed as Exhibit A to the Company's Proxy Statement on Schedule 14-A dated April 5, 2002, and incorporated herein by reference).

*10.8 O.I. Corporation 2003 Incentive Compensation Plan (filed as Exhibit 99.1 the registration statement on Form S-8 (No. 333-106254) and incorporated herein by reference).

*10.9 Form of Nonqualified Stock Option Agreement between O.I. Corporation and its Directors (filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year-ended December 31, 2004 and incorporated herein by reference).

*10.10 Form of Nonqualified Stock Option Agreement between O.I. Corporation and its Employees (filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year-ended December 31, 2004 and incorporated herein by reference).

*10.11 Form of Qualified Stock Option Agreement between O.I. Corporation and it Employees (filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year-ended December 31, 2004 and incorporated herein by reference).

23.1 Consent of Grant Thornton LLP.

31.1 Principal Executive Officer certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Principal Financial Officer certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Principal Executive Officer certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Principal Financial Officer certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 The O. I. Corporation definitive Proxy Statement, dated April 18, 2005, is incorporated by reference as an Exhibit hereto for the information required by the Securities and Exchange Commission, and, except for those portions of such definitive proxy statement specifically incorporated by reference elsewhere herein, such definitive proxy statement is deemed not to be filed as a part of this report.

* Management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**O. I. CORPORATION**

Date: March 23, 2006

/s/ William W. Botts
By: William W. Botts
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ William W. Botts<br>William W. Botts | President, Chief Executive Officer, Director<br>(Principal Executive Officer) | March 23, 2006 |
| /s/ Juan M. Diaz<br>Juan M. Diaz | Vice President- Corporate Controller,<br>(Principal Financial Officer and Principal Accounting Officer) | March 23, 2006 |
| /s/ Jack S. Anderson<br>Jack S. Anderson | Director | March 23, 2006 |
| /s/ Richard W. K. Chapman<br>Richard W. K. Chapman | Director | March 23, 2006 |
| /s/ Edwin B. King<br>Edwin B. King | Director | March 23, 2006 |
| /s/ Craig R. Whited<br>Craig R. Whited | Director | March 23, 2006 |

# corporate information

## Board of Directors

William W. Botts
President
Chief Executive Officer
Chairman of the Board
O.I. Corporation

Jack S. Anderson [1,2,3]
President, Jasada Corp.
CEO, FMI
Houston, Texas

Richard W.K. Chapman [1,2,3]
Managing Partner
GlenRose Capital, LLC
Georgetown, Texas

Edwin B. King [1,2,3]
Vice President - Director
Scientific Management, Inc.
Austin, Texas

Craig R. Whited [1,2,3]
CPA President Emeritus
The Oxford Group

1 Member of Compensation Committee

2 Member of Audit Committee

3 Member of Nominating and Corporate Governance Committee

## Corporate Officers

William W. Botts
President and
Chief Executive Officer

Jane A. Smith
Vice President and
Corporate Secretary

Juan M. Diaz
Vice President and
Corporate Controller

Donald P. Segers
Vice President and
General Manager

## General Counsel

Andrews Kurth LLP
Houston, Texas
(713) 220-4200

## Independent Accountants

Grant Thornton LLP
Houston, Texas
(713) 654-4100

## Bank

Wells Fargo Bank Texas, N.A.
Bryan, Texas
(979) 776-5402

## Transfer Agent

American Stock
Transfer and Trust Co.
59 Maiden Lane
New York, New York 10038
(800) 937-5449

## corporate headquarters

O.I. Corporation
151 Graham Road
P.O. Box 9010
College Station, Texas
77842-9010

(979) 690-1711
(979) 690-0440 fax

Internet Address
www.oico.com

Common Stock
Traded on the Nasdaq
Stock Market® under
the stock symbol OICO

OICO NASDAQ LISTED

## Stockholder Information

**Copies of O.I. Corporation's Form 10-K report filed with the Securities and Exchange Commission and other current financial information are available without charge by contacting Investor Relations at Corporate Headquarters or on the Company's home page at www.oico.com**

## shareholders meeting

The annual shareholders meeting will be held Monday,
May 8, 2006 at 11:00 a.m. at the headquarters of

O.I. Corporation
151 Graham Road
College Station, Texas 77845

SYSTEM CERTIFICATION ISO 9001:2000 SGS

O·I·CORPORATION

**Corporate Headquarters:**
151 Graham Road • PO Box 9010 • College Station, Texas USA 77842-9010
FAX (979) 690-0440 • (979) 690-1711 • (800) 653-1711 USA/Canada
**www.oico.com • email: oimail@oico.com**

*Publication 25620306*